SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F     X          Form 40-F  _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  March 30, 2009

By: /s/ Victor DiTommaso_______________

Victor DiTommaso, Chief Financial Officer

Intertape Polymer Group Inc.

Consolidated Financial Statements
December 31, 2008 and 2007

Management’s Responsibility for Financial
Statements                                                                      2 – 3

Management’s Report on Internal Control over
Financial Reporting                                                         4 – 5

Independent Auditors’ Report                                         6 – 7

Comments by Independent Auditors for U.S. Readers
on Canada-U.S. Reporting Differences                                8

Independent Auditors’ Report on Internal
Control over Financial Reporting                                    9 – 11

Financial Statements

Consolidated Earnings                                                   12

Consolidated Comprehensive Income (Loss)                13

Consolidated Shareholders’ Equity                                14

Consolidated Cash Flows                                              15

Consolidated Balance Sheets                                       16

Notes to Consolidated Financial Statements        17 – 77

Management’s Responsibility for Financial Statements

The consolidated financial statements of Intertape Polymer Group Inc. and other financial information are the responsibility of the Company’s management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include some amounts that are based on management’s best estimates and judgments. The selection of accounting principles and methods is management’s responsibility.

Management is responsible for the design, establishment and maintenance of appropriate internal controls and procedures over financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with generally accepted accounting principles. Pursuant to these internal controls and procedures, processes have been designed to ensure that the Company’s transactions are properly authorized, the Company’s assets are safeguarded against unauthorized or improper use, and the Company’s transactions are properly recorded and reported to permit the preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles.

Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Board of Directors assigns its responsibility for the consolidated financial statements and other financial information to the Audit Committee, all of whom are non-management and unrelated directors.

The Audit Committee’s role is to examine the consolidated financial statements and annual report and recommend that the Board of Directors approve them, examine internal control over financial reporting and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the Audit Committee meets periodically with the external auditors to review their audit plan and discuss the results of their examination. The Audit Committee is also responsible for recommending the appointment of the external auditors or the renewal of their engagement.

The Company’s external independent auditors, Raymond Chabot Grant Thornton LLP were appointed by the shareholders at the Annual Meeting of Shareholders on June 4, 2008, to conduct the integrated audit of the Company’s consolidated financial statements and the Company’s internal control over financial reporting. Their reports indicating the scope of their audits and their opinion on the consolidated financial statements and the Company’s internal control over financial reporting follow.

/s/ Melbourne F. Yull

Melbourne F. Yull
Executive Director

/s/ Victor DiTommaso

Victor DiTommaso
Chief Financial Officer

Sarasota/Bradenton, Florida and Montreal, Canada
March 30, 2009

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting as well as the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to accounting principles generally accepted in the United States of America.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can only provide reasonable assurance with respect to financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of completeness with policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. During this process, management identified a material weakness in internal control over financial reporting related to the recording of freight invoices and the related accrual and expense. In response to the material weakness identified, the Company has already implemented a remediation plan.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s consolidated financial statements will not be prevented and detected on a timely basis. Due to the material weakness identified, management has concluded that as of December 31, 2008, the Company’s internal control over financial reporting was not effective. Notwithstanding the material weakness identified, management has concluded that the Company’s consolidated financial statements as at and for the year ended December 31, 2008, present fairly the Company’s consolidated financial position and results of operations.

The Company’s internal control over financial reporting as of December 31, 2008 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s independent auditors, as stated in their report included later in this document.

/s/ Melbourne F. Yull

Melbourne F. Yull
Executive Director

/s/ Victor DiTommaso

Victor DiTommaso
Chief Financial Officer

Sarasota/Bradenton, Florida and Montreal, Canada
March 30, 2009

Raymond Chabot Grant Thornton LLP www.rcgt.com

Independent Auditors’ Report

Raymond Chabot Grant Thornton LLP

Suite 2000

National Bank Tower

600 DeLaGauchetiere Street West

Montreal, Quebec  H3B 4L8

Telephone:  514-878-2691

Fax:  514-878-2127

To the Shareholders of
Intertape Polymer Group Inc.

We have audited the consolidated balance sheets of Intertape Polymer Group Inc. as at December 31, 2008 and 2007 and the consolidated statements of earnings, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the financial statements for the years ended December 31, 2008 and 2007, we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the financial statements for the year ended December 31, 2006, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Intertape Polymer Group Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 30, 2009 expressed an adverse opinion thereon.

/S/ RAYMOND CHABOT GRANT THORNTON LLP

Montreal, March 30, 2009

____________________________

1 Chartered accountant auditor permit no. 20518

Chartered Accountants

Member of Grant Thornton International Ltd

Raymond Chabot Grant Thornton LLP www.rcgt.com

Comments by Independent Auditors
for U.S. Readers on Canada –
U.S. Reporting Difference

Raymond Chabot Grant Thornton LLP

Suite 2000

National Bank Tower

600 DeLaGauchetiere Street West

Montreal, Quebec  H3B 4L8

Telephone:  514-878-2691

Fax:  514-878-2127

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s consolidated financial statements, such as the changes described in Note 2 to the consolidated financial statements. Our report to the shareholders on the consolidated financial statements of the Company dated March 30, 2009 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the independent auditors’ report when the changes are  properly accounted for and adequately disclosed in the consolidated financial statements.

/S/ RAYMOND CHABOT GRANT THORNTON LLP

Montreal, March 30, 2009

____________________________

1 Chartered accountant auditor permit no. 20518

Chartered Accountants

Member of Grant Thornton International Ltd

Raymond Chabot Grant Thornton LLP www.rcgt.com

Independent Auditors’ Report on
Internal Control over Financial
Reporting

Raymond Chabot Grant Thornton LLP

Suite 2000

National Bank Tower

600 DeLaGauchetiere Street West

Montreal, Quebec  H3B 4L8

Telephone:  514-878-2691

Fax:  514-878-2127

To the Shareholders of
Intertape Polymer Group Inc.

We have audited Intertape Polymer Group Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will no be prevented or detected on a timely basis. A material weakness related to the recording of freight invoices and the related accrual and expense has been identified and included in management’s assessment. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements as at and for the year ended December 31, 2008 and consequently, does not affect our opinion of such consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2008 and 2007 and the consolidated statements of earnings, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2008 and audited, in accordance with Canadian generally accepted auditing standards, the consolidated statements of earnings, comprehensive income (loss), shareholders’ equity and cash flows for the year ended December 31, 2006, and our report dated March 30, 2009, expressed an unqualified opinion on those consolidated financial statements and included a separate report entitled, “Comments by Independent Auditors for U.S. Readers on Canada – U.S. Reporting Difference” referring to a change in accounting principle.

/S/ RAYMOND CHABOT GRANT THORNTON LLP

Montreal, March 30, 2009

____________________________

1 Chartered accountant auditor permit no. 20518

Chartered Accountants

Member of Grant Thornton International Ltd

Intertape Polymer Group Inc.

Consolidated Earnings

Years ended December 31, 2008, 2007 and 2006
(in thousands of US dollars, except per share amounts)

	2008	2007	2006
	$	$	$
Sales	737,155	767,272	812,285
Cost of sales	658,900	650,931	693,823
Gross profit	78,255	116,341	118,462

Selling, general and administrative expenses	68,189	71,169	84,903
Stock-based compensation expense (Note 15)	1,268	1,780	2,022
Research and development expenses	5,610	4,135	6,271
Financial expenses
Interest	18,365	27,425	26,656
Other	1,425	(206)	(40)
Refinancing (Note 13)	6,031
Manufacturing facility closures, restructuring, strategic alternatives, and other charges (Note 4)		8,114	76,057
	100,888	112,417	195,869
Earnings (loss) before impairment of goodwill and income taxes	(22,633)	3,924	(77,407)
Impairment of goodwill (Note 12)	66,726		120,000
Earnings (loss) before income taxes	(89,359)	3,924	(197,407)
Income taxes (recovery) (Note 5)	3,440	12,317	(30,714)
Net loss	(92,799)	(8,393)	(166,693)

Loss per share (Note 6)
Basic	(1.57)	(0.19)	(4.07)
Diluted	(1.57)	(0.19)	(4.07)

The accompanying notes are an integral part of the consolidated financial statements and Note 3 provides additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Years ended December 31, 2008, 2007 and 2006
(in thousands of US dollars)

	2008	2007	2006
	$	$	$
Net loss	(92,799)	(8,393)	(166,693)
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements, designated as cash flow hedges (net of future income taxes of $1,733, $964 in 2007)	(2,950)	(1,641)
Settlement of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of $1,080)	1,840
Change in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of future income taxes of $151)	(257)
Reduction in net investment in a foreign subsidiary (Note 3)	(899)
Changes in accumulated currency translation adjustments	(32,644)	31,824	2,311
Other comprehensive income (loss)	(34,910)	30,183	2,311
Comprehensive income (loss) for the year	(127,709)	21,790	(164,382)

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Shareholders’ Equity

Years ended December 31, 2008, 2007 and 2006
(in thousands of US dollars, except for number of common shares)

	Common shares
	Number	Amount	Contributed surplus	Retained earnings (deficit)	Accumulated other comprehensive income	Total shareholders’ equity
		$	$	$	$	$
Balance as at December 31, 2005	40,957,574	287,187	6,237	107,161	33,830	434,415
Shares issued for cash upon exercise of stock options	29,366	136				136
Stock-based compensation expense			2,022			2,022
Accelerated vesting of stock options			1,527			1,527
Net loss				(166,693)		(166,693)
Changes in accumulated currency translation adjustments					2,311	2,311
Balance as at December 31, 2006	40,986,940	287,323	9,786	(59,532)	36,141	273,718
Cumulative impact of accounting changes relating to financial instruments and hedges				443	1,138	1,581
Balance as at December 31, 2006, as restated	40,986,940	287,323	9,786	(59,089)	37,279	275,299
Shares issued pursuant to shareholders’ rights offering (Note 15)	17,969,408	60,851				60,851
Stock-based compensation expense			1,780			1,780
Accelerated vesting of stock options			290			290
Net loss				(8,393)		(8,393)
Change in fair value of interest rate swap agreements, designated as cash flows hedges (net of future income taxes of $964)					(1,641)	(1,641)
Changes in accumulated currency translation adjustments					31,824	31,824
Balance as at December 31, 2007	58,956,348	348,174	11,856	(67,482)	67,462	360,010
Cumulative impact of accounting changes relating to inventories (Note 2)				(252)		(252)
Balance as at December 31, 2007, as restated	58,956,348	348,174	11,856	(67,734)	67,462	359,758
Stock-based compensation expense			1,268			1,268
Net loss				(92,799)		(92,799)
Change in fair value of interest rate swap agreements, designated as cash flow hedges (net of future income taxes of $1,733)					(2,950)	(2,950)
Settlement of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of $1,080)					1,840	1,840
Change in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of future income taxes of $151)					(257)	(257)
Reduction in net investment in a foreign subsidiary					(899)	(899)
Changes in accumulated currency translation adjustments					(32,644)	(32,644)
Balance as at December 31, 2008	58,956,348	348,174	13,124	(160,533)	32,552	233,317

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Years ended December 31, 2008, 2007 and 2006
(in thousands of US dollars)

	2008	2007	2006
	$	$	$
OPERATING ACTIVITIES
Net loss	(92,799)	(8,393)	(166,693)
Non-cash items
Depreciation and amortization	36,538	38,902	36,622
Impairment of goodwill	66,726		120,000
Loss on disposal of property, plant and equipment	532	460	925
Property, plant and equipment impairment and other charges in connection with manufacturing facility closures, restructuring, strategic alternatives and other charges		1,373	49,382
Write-down of inventories	7,703
Impairment of property, plant and equipment	424
Write-off of debt issue expenses in connection with debt refinancing	3,111
Future income taxes	4,006	11,439	(32,262)
Stock-based compensation expense	1,268	1,780	2,022
Pension and post-retirement benefits funding in excess of amounts expensed	(1,479)	(2,356)	(195)
Foreign exchange gain resulting from the reduction in net investment in a foreign subsidiary	(899)
Other non-cash items			(435)
Cash flows from operations before changes in non-cash working capital items	25,131	43,205	9,366
Changes in non-cash working capital items
Trade receivables	12,310	9,545	27,725
Other receivables	(1,491)	(791)	7,667
Inventories	(6,556)	(18,736)	27,783
Parts and supplies	(1,306)	(817)	(770)
Prepaid expenses	364	515	4,514
Accounts payable and accrued liabilities	(7,664)	4,835	(22,676)
	(4,343)	(5,449)	44,243
Cash flows from operating activities	20,788	37,756	53,609

INVESTING ACTIVITIES
Property, plant and equipment	(21,048)	(18,470)	(27,090)
Proceeds on the disposal of property, plant and equipment	3,202	1,376	3,447
Business acquisition			(167)
Other assets	(795)	(1,308)	(5,448)
Intangible assets	(3,207)
Goodwill		(300)	(298)
Cash flows from investing activities	(21,848)	(18,702)	(29,556)

FINANCING ACTIVITIES
Change in bank indebtedness			(15,000)
Long-term debt	160,119	73	792
Debt issue expenses	(2,777)	(2,269)
Repayment of long-term debt	(154,952)	(80,738)	(2,920)
Issue of common shares			136
Proceeds from shareholders’ rights offering		62,753
Shareholders’ rights offering costs		(1,902)
Cash flows from financing activities	2,390	(22,083)	(16,992)
Net increase (decrease) in cash	1,330	(3,029)	7,061
Effect of foreign currency translation adjustments	(1,469)	1,259	104
Cash, beginning of year	15,529	17,299	10,134
Cash, end of year	15,390	15,529	17,299

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Interest paid	20,264	25,513	26,209
Income taxes paid	364	378	1,877

The accompanying notes are an integral part of the financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

December 31, 2008 and 2007
(in thousands of US dollars)

	2008	2007
	$	$
ASSETS
Current assets
Cash	15,390	15,529
Trade receivables	75,467	91,427
Other receivables (Note 7)	4,093	2,970
Inventories (Note 8)	90,846	99,482
Parts and supplies	14,119	13,356
Prepaid expenses	3,037	3,522
Future income taxes (Note 5)	9,064	11,231
	212,016	237,517
Property, plant and equipment (Note 9)	289,763	317,866
Other assets (Note 10)	22,364	23,176
Intangible assets (Note 11)	3,956
Future income taxes (Note 5)	47,067	53,990
Goodwill (Note 12)		70,250
	575,166	702,799

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	78,249	88,866
Installments on long-term debt	623	3,074
	78,872	91,940
Long-term debt (Note 14)	250,802	240,285
Pension and post-retirement benefits (Note 17)	9,206	9,765
Derivative financial instruments (Note 21)	2,969	799
	341,849	342,789
SHAREHOLDERS’ EQUITY
Capital stock (Note 15)	348,174	348,174
Contributed surplus	13,124	11,856

Deficit	(160,533)	(67,482)
Accumulated other comprehensive income (Note 16)	32,552	67,462
	(127,981)	(20)
	233,317	360,010
	575,166	702,799

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ George Bunze	/s/ Allan Cohen
George Bunze, Director	Allan Cohen, Director

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

1  –

GOVERNING STATUTES AND NATURE OF ACTIVITIES

Intertape Polymer Group Inc. (the “Company”), incorporated under the Canada Business Corporations Act, is based in Montreal, Canada and in Sarasota/Bradenton, Florida and develops, manufactures and sells a variety of specialized polyolefin films, paper and film pressure sensitive tapes and complimentary packaging systems for use in industrial and retail applications.

The common shares of the Company are listed on the New York Stock Exchange in the United States of America (“United States” or “US”) and on the Toronto Stock Exchange (“TSX”) in Canada.

2  –

ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements are expressed in US dollars and are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which, in certain respects, differ from the accounting principles generally accepted in the United States (“US GAAP”), as presented in Note 22.

Accounting Changes

On January 1, 2008, in accordance with the applicable transitional provisions, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3031 “Inventories”, 1535, “Capital Disclosures”, 3862, “Financial Instruments – Disclosures” and 3863, “Financial Instruments – Presentation”.

Inventories

Section 3031, provides more extensive guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.  Certain costs, such as storage costs and general and administrative expenses that do not contribute to bringing the inventories to their present location and condition, are excluded from the cost of inventories and expensed during the period in which they are incurred. In addition, the new section requires inventories to be measured at the lower of cost or net realizable value; disallows the use of a last-in first-out inventory costing methodology and requires that, when circumstances which previously caused inventories to be written down below cost no longer exist, the amount of the write-down is to be reversed. The new standard also requires various additional disclosures, in particular, the amount of inventories recognized as an expense during the period and the amount of any reversal of write-downs that is recognized as a reduction of expenses.

In accordance with the transitional provision of this section, the Company has chosen that any adjustment of the previous carrying amount of inventories will be recognized as an adjustment to the opening balance of retained earnings (deficit) at the beginning of the fiscal year of initial application. The consolidated financial statements of prior fiscal years were not restated.

The adoption of this new standard resulted in the following changes as at January 1, 2008: a $0.3 million increase in deficit, a $0.4 million decrease to inventories and a $0.1 million increase of future income tax assets. In addition, the adoption of this new standard resulted in an increase in cost of sales of $0.4 million, an increase in net loss of $0.3 million and inconsequential impact on both basic and diluted earnings per share for the year ended December 31, 2008.

2 – ACCOUNTING POLICIES (Continued)

Capital Management and Financial Instruments Disclosures and Presentation

Section 1535, establishes standards for disclosing information about an entity’s capital and how it is managed. This additional disclosure includes quantitative and qualitative information regarding objectives, policies and processes for managing capital, as well as the entity’s compliance with externally imposed capital requirements.

Section 3862 describes the required disclosures related to the significance of financial instruments on the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed to and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. These sections replaced Section 3861, “Financial Instruments – Disclosure and Presentation”.

The results of the implementation of these new standards are included in Note 21 and had no impact on the Company’s consolidated financial results and position.

Prompt Payment Discounts received from Vendors

During the year ended December 31, 2008, the Company applied the recommendations of the CICA Emerging Issues Committee (“EIC”) No. 144 “Accounting by a customer (including reseller) for certain considerations received from a vendor” with respect to prompt payment discounts received from its vendors. Historically, the Company did not apply this EIC with respect to prompt payment discounts since the related amounts were determined to be insignificant to the consolidated financial statements. However, in light of rapidly increasing raw material prices during 2008 and the resulting increase in the value of prompt payment discounts offered by the Company’s vendors, such amounts have become significant in the determination of the Company’s financial results for the year. This EIC requires that consideration given to a customer by a vendor in the form of prompt payment discounts, be classified as a reduction of cost of sales in the customer’s statement of earnings. Accordingly, the Company retroactively reclassified approximately $1.9 million and $0.9 million of prompt payment discounts historically included in financial expenses as a reduction of cost of sales for the years ended December 31, 2007 and 2006, respectively. These reclassifications do not change the Company’s reported net loss for these years. For the year ended December 31, 2008, included in the Company’s consolidated earnings is $1.7 million of prompt payment discounts presented under the caption cost of sales.

Accounting Estimates and Measurement Uncertainty

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the consolidated balance sheet date and the recorded amounts of revenues and expenses during the year then ended. On an ongoing basis, management reviews its estimates based on currently available information. Actual results may differ from those estimates.

2 – ACCOUNTING POLICIES (Continued)

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, are the allowance for doubtful accounts, the ability to use income tax losses and other future income tax assets, allowance for obsolete and slow moving inventories, net realizable value of inventories, useful lives of depreciable assets, the assumptions underlying the Company’s pension and post-retirement benefits and stock-based compensation fair value model, the estimated future cash flows and projections in connection with the impairment tests of goodwill, intangible assets and property, plant and equipment.

Significant changes in the underlying assumptions could result in significant changes to these estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany accounts and transactions have been eliminated. Foreign exchange gains and losses in connection with intercompany transactions which are not designated as part of the Company’s net investment in its self-sustaining foreign operations are included in the determination of net earnings for the year.

Financial Assets and Liabilities

Financial instruments are measured at fair value on initial recognition. The measurement of financial instruments in subsequent periods depends on their classification. The classification of the Company’s financial instruments in the various classes is presented in the following table:

Class	Financial instruments
Assets held for trading	Cash
Loans and receivables	Trade receivables Other receivables (1) Loans to officers and directors
Other financial liabilities	Accounts payable Long-term debt

(1)

Excluding income, sales and other taxes

Assets held for trading are recognized at fair value on the consolidated balance sheet.

Loans and receivables are recorded at amortized cost. Subsequent measurement of trade receivables are recorded at amortized cost, which usually corresponds to the amount initially recorded less any allowance for doubtful accounts. Subsequent measurements of other receivables are recorded at amortized cost using the effective interest method, including any impairment.

Accounts payable are measured at amortized cost using the effective interest method and the gains and losses resulting from their subsequent measurement, at the end of each period, are recognized in net earnings.

2 – ACCOUNTING POLICIES (Continued)

Long-term debt is measured at amortized cost using the effective interest method. The amount recorded upon initial recognition corresponds to the notional amount of the long-term debt, representing its fair value, less the related debt issue expenses, with the exception of debt issue expenses incurred in connection with a line of credit or a revolving long-term credit agreement, such as the Company’s ABL, which are capitalized and amortized, using the straight-line method, over the term of the related long-term debt agreement.

Derivative Financial Instruments

The Company uses derivative financial instruments to reduce or eliminate the risks inherent in certain transactions and identifiable balances that arise in the normal course of business. Derivative financial instruments are primarily utilized by the Company to reduce interest rate risk on its long-term debt and foreign exchange risk on certain of its inventory purchases. The Company therefore uses derivative financial instruments to ensure unfavourable fluctuations in cash flows are offset by changes in cash flows from derivative financial instruments. The Company does not enter into derivative financial instruments for trading or speculative purposes.

The Company’s policy is to formally designate each derivative financial instrument as a hedge of a specifically identified debt instrument and inventory purchases, including the related settlement thereof. The Company believes that the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, since all critical terms in the derivative financial instruments match the terms of the debt instrument and inventory purchases, including the related settlement thereof, being hedged. Cash flow hedge accounting is used. The Company formally documents all relationships between the hedging items and the hedged items. The Company also assesses the effectiveness of the hedging relationships each quarter.

Interest rate swap agreements are used as part of the Company’s program to manage the floating interest rate mix of the Company’s total debt portfolio and related overall cost of borrowing. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

Forward foreign exchange rate contracts are used as part of the Company’s program to manage the exchange risk associated with certain monthly inventory purchases of the Company’s U.S. self-sustaining foreign operations, which are settled in Canadian dollars. Foreign exchange rate gains and losses resulting from the updating of the accounts payable related to these purchases or the settlement thereof, will be excluded from the determination of net earnings for the year and accordingly, will be recorded as an adjustment to other comprehensive income (loss). Upon the sale of the inventories and the settlement of the contracts, any remaining amounts in other comprehensive income (loss) relating to these purchases will be included in the determination of net earnings for the year as an increase or decrease to cost of sales.

2 – ACCOUNTING POLICIES (Continued)

The effective portion of changes in the fair value of a financial instrument designated as a hedge is recognized in other comprehensive income (loss) and gains and losses related to the ineffective portion, if any, are immediately recognized in net earnings with the related hedged item. Amounts previously included as part of other comprehensive income (loss) are reclassified to net earnings with the hedged item in the period during which the changes in cash flow of the hedge item impact net earnings. Hedge accounting is discontinued prospectively when a derivative instrument ceases to satisfy the conditions for hedge accounting, is sold or liquidated or the Company terminates its designation of the hedging relationship. If the hedged item ceases to exist, unrealized gains or losses recognized in other comprehensive income (loss) are reclassified to net earnings.

Embedded Derivatives

An embedded derivative that is not closely related to the host contract should be separated and classified as a financial instrument held for trading. It is recorded at fair value and subsequent changes in the fair value are recognized in net earnings. The costs of transactions related to the embedded derivatives are recorded in net earnings. As at December 31, 2008 and 2007, the Company does not have any hybrid instruments that include an embedded derivative to be separated from the host contract.

Comprehensive Income

Comprehensive income is the change in equity or net assets of the Company during the period from transactions and other instruments and circumstances from non-owner sources and comprises the Company’s net loss and other comprehensive income. Other comprehensive income (loss) comprises items that are recognized in comprehensive income, but excluded from the determination of net earnings, primarily including exchange gains and losses on net investments in self-sustaining foreign operations and changes in the fair value of financial instruments designated as cash flow hedges, net of future income taxes. The components of comprehensive income are presented in the consolidated statement of comprehensive income (loss).

Foreign Currency Translation

Reporting Currency

The accounts of the Company’s operations having a functional currency other than the US dollar have been translated into the reporting currency using the current rate method as follows: assets and liabilities have been translated at the exchange rate in effect at the balance sheet date and revenues and expenses have been translated at the average rate during the year then ended. All translation gains or losses of the Company’s net equity investments in these operations have been included in accumulated other comprehensive income in the consolidated balance sheet.

Foreign Currency Translation

Transactions denominated in currencies other than the functional currency have been translated into the functional currency as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the end of each year and revenues and expenses have been translated at the average exchange rates for each year, except for depreciation and amortization which are translated at the historical rate; non-monetary assets and liabilities have been translated at the rates prevailing at the transaction dates. Exchange gains or losses on financial assets and liabilities are recognized in net earnings.

2 – ACCOUNTING POLICIES (Continued)

Revenue Recognition

Revenue from product sales is recognized when there is persuasive evidence of an arrangement (purchase order was received from the customer), the amount is fixed or determinable (pre-established price list with customers), delivery of the product to the customer has occurred (generally, FOB shipping point), there are no uncertainties surrounding product acceptance and collection of the amount is considered probable (credit worthiness of customers regularly evaluated). Title to the product passes upon shipment of the product. Sales returns and allowances are treated as reductions to sales and are provided for based on historical experience and current estimates.

Research and Development

Research and development expenses are expensed as they are incurred, net of any related investment tax credits, unless the criteria for capitalization of development expenses in accordance with GAAP are met.

Stock Option Plan

The Company has a stock-based compensation plan that grants stock options to employees and directors. Stock-based compensation expense is recognized over the vesting period of the options granted. Any consideration paid by employees and directors on exercise of stock options is credited to capital stock together with any related stock-based compensation expense originally recorded in contributed surplus. Forfeitures are estimated at the time of the grant and are subsequently adjusted to reflect actual events.

Earnings per Share

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method giving effect to the exercise of options. The treasury stock method assumes that any proceeds that could be obtained upon the exercise of options would be used to repurchase common shares at the average market price during the year.

Cash

Cash includes cash on account and demand deposits.

Accounts Receivable

Credit is extended based on evaluation of a customer’s financial condition. For certain customers, the Company may require a (i) cash on delivery arrangement or (ii) collateral. Accounts receivable are stated at amounts due from customers based on agreed upon payment terms, net of an allowance for doubtful accounts.

Inventories and Parts and Supplies

Raw materials, work in process and finished goods are valued at the lower of cost and net realizable value. Cost is determined by the first in, first out method. The cost of work in process and finished goods includes the cost of raw materials, direct labour and manufacturing overhead.

Parts and supplies are valued at the lower of cost and replacement cost.

2 – ACCOUNTING POLICIES (Continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost less applicable investment tax credits earned and are depreciated over their estimated useful lives or, if lower, over the terms of the related leases using the straight-line method over the following years:

Years

Buildings and building under capital lease	15 to 40
Manufacturing equipment	5 to 20
Computer equipment and software	3 to 10
Furniture, office equipment and other	3 to 7

The Company follows the policy of capitalizing interest during the construction and preproduction periods as part of the cost of significant property, plant and equipment. Normal repairs and maintenance are expensed as incurred. Expenditures constituting a betterment to the assets by way of change in capacities or extension of useful lives are capitalized. Depreciation is not charged on new property, plant and equipment until they become operative.

Deferred Charges

Debt issue expenses, incurred in connection with the Company’s Asset-Based Loan (“ABL”), are deferred and amortized on a straight-line basis over the term of the ABL. Other deferred charges are amortized on a straight-line basis over the period of future benefit not exceeding five years as at December 31, 2008.

Debt issue expenses relating to long-term debt, other than debt issue expenses incurred in connection with a line of credit or a revolving debt, such as the Company’s ABL, are capitalized against long-term debt and are amortized using the effective interest rate method.

Intangible Assets

Intangible assets consist of distribution rights and customer contracts. These intangible assets were acquired through an asset acquisition described in Note 11. The Company amortizes these intangible assets over their estimated useful lives, of six years, using the straight-line method.

Impairment of Long-lived Assets

Long-lived assets, such as property, plant and equipment and intangible assets, subject to amortization, are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable when it exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal. In such a case, an impairment loss must be recognized and is equivalent to the excess of the carrying amount of a long-lived asset over its fair value.

2 – ACCOUNTING POLICIES (Continued)

Goodwill

Goodwill is the excess of the cost of acquired businesses over the net of the amounts assigned to assets acquired and liabilities assumed. Goodwill is not amortized. It is tested for impairment annually or more frequently if events or changes in circumstances indicate that it is impaired. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying amount of a reporting unit with its fair value. If any potential impairment is identified, it is quantified by comparing the carrying amount of goodwill to its fair value. When the carrying amount of goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. The fair value of reporting units, for purposes of goodwill impairment testing, is calculated as described in Note 12.

Transaction Costs

Transaction costs with respect to financial instruments not classified as held-for-trading, with the exception of a line of credit or a revolving credit agreement, are recorded as an adjustment to the cost of the underlying financial instruments, when they are recognized, and are amortized using the effective interest rate method.

Transaction costs incurred in connection with the securing of a line of credit or a revolving credit agreement are capitalized as part of other assets, on the consolidated balance sheet, and subsequently amortized using the straight-line method over the term of the agreement.

Transaction costs with respect to equity instruments are recorded as a reduction of the proceeds received.

Environmental Costs

The Company expenses, as incurred, recurring costs associated with managing hazardous substances in ongoing operations. The Company also accrues the fair value of a liability for costs associated with the remediation of environmental pollution in the period in which it is incurred and when a reasonable estimate of fair value can be made.

Pension and Post-Retirement Benefit Plans

The Company has defined benefit and defined contribution pension plans and other post-retirement benefit plans for its Canadian and American employees.

The following policies are used with respect to the accounting for the defined benefit and other post-retirement benefit plans:

–

The cost of pensions and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and is charged to earnings as services are provided by the employees. The calculations take into account management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees, participants’ mortality rates and expected health care costs;

2 – ACCOUNTING POLICIES (Continued)

–

For the purpose of calculating the expected return on plan assets, those assets are valued at the market-related value for certain plans and for other plans, at fair value. Market-related value of assets as at December 31 is determined based on the assets’ market value adjusted by a certain percentage, ranging from 20% to 80%, of the assets gains (losses) from the prior four years, resulting in values within 80% to 120% of the assets actual market value. Assets gains (losses) represent the difference between the assets’ market value and their expected value. The assets’ expected value is determined as a function of the assets’ prior year’s market value adjusted for contributions, benefits paid and interest rate at the valuation date;

–

Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees who are active at the date of amendment;

–

Actuarial gains (losses) arise from the difference between actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period and from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gains (losses) over 10% of the greater of the benefit obligations and the market-related value or the fair value of plan assets is amortized over the average remaining service period of active employees covered by the plans;

–

On January 1, 2000, the Company adopted the new accounting standard on employee future benefits using the prospective application method. The Company is amortizing the transitional obligations on a straight-line basis over the average remaining service periods of employees expected to receive benefits under the benefit plans as at January 1, 2000;

–

When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement;

–

Defined contribution plan accounting is applied to a multiemployer defined benefit plan for which the Company has insufficient information to apply defined benefit plan accounting.

Income Taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using substantially enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered to be more likely than not.

New Accounting Pronouncements Not Yet Implemented

As at March 30, 2009, certain new primary sources of GAAP (“standards”) have been published but are not yet in effect. The Company has not early adopted any of these standards. The new standards which could potentially impact the Company’s consolidated financial statements are detailed as follows:

2 - ACCOUNTING POLICIES (Continued)

–

Goodwill and intangible assets

In February 2008, the CICA published new Section 3064, “Goodwill and Intangible Assets”. This section which replaces “Goodwill and Other Intangible Assets”, Section 3062, and “Research and Development Costs”, Section 3450, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. In addition, Section 1000, “Financial Statement Concepts” was amended to clarify the criteria for recognition of an asset. Finally, once a company adopts this new section it may no longer apply the guidance in EIC Abstract 27, “Revenues and Expenditures during the Pre-Operating Period”.

This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and the Company will implement it as of January 1, 2009. The Company does not anticipate that the application of this new standard will have a material impact on its consolidated financial results upon adoption.

–

International financial reporting standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that, as at January 1, 2011, publicly-accountable enterprises are expected to adopt IFRS. Accordingly, the Company expects to adopt these new standards during its fiscal year beginning on January 1, 2011. The AcSB also stated that, during the transition period, enterprises will be required to provide comparative IFRS information for the previous fiscal year. The IFRS issued by the International Accounting Standards Board (“IASB”) require additional financial statement disclosures and, while the conceptual framework is similar to GAAP, enterprises will have to take account of differences in accounting principles. The Company is currently assessing the impact of these new standards on its consolidated financial statements, however at this time, it is not possible to reasonably determine the impact of this anticipated accounting change on the Company’s consolidated financial results and position.

–

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the EIC of the CICA approved abstract No. 173 “Credit risk and the fair value of financial assets and financial liabilities” (“EIC-173”), which clarifies that an entity’s own credit risk and the credit risk of its counterparty should be taken into account in determining the fair value of financial assets and liabilities. EIC-173 is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this abstract. The Company will implement the provisions of EIC-173 in its fair value determination of financial assets and liabilities as at March 31, 2009. The Company is currently assessing the impact of adopting this new standard on its consolidated financial statements.

3  –

ADDITIONAL INFORMATION REGARDING CONSOLIDATED EARNINGS

	2008	2007	2006
	$	$	$
Financial expenses
Interest on long-term debt	18,079	24,856	25,476
Amortization of debt issue expenses on long-term debt	934	2,646	989
Interest on credit facilities	244	237	913
Amortization of debt issue expenses on credit facilities	141	698	371
Interest capitalized to property, plant and equipment	(1,033)	(1,012)	(1,093)
	18,365	27,425	26,656

Other
Foreign exchange gain resulting from the reduction in net investment in a foreign subsidiary (1)	(899)
Foreign exchange loss (gain)	1,689	(996)	(553)
Interest income and other	635	790	513
	1,425	(206)	(40)

Refinancing
Write-off of debt issue expenses in connection with debt refinancing	3,111
Settlement of interest rate swap agreements	2,920
6,031

Depreciation of property, plant and equipment	35,174	35,313	34,934
Amortization of other deferred charges	117	245	328
Amortization of intangible assets	172
Impairment of property, plant and equipment	424		32,168
Loss on disposal of property, plant and equipment	532	460	925
Write-down of inventory (2)	7,703
Inventories recognized as an expense	433,945	438,099	460,249
Investment tax credits recorded as a reduction of research and development expenses	170	355

(1)

During the second quarter of 2008, the Company reclassified from consolidated accumulated other comprehensive income, a foreign exchange gain  amounting to $0.9 million as a result of a partial repayment of notes previously advanced to one of the Company’s self-sustaining foreign operations (the “Subsidiary”). This repayment ultimately reduced the Company’s net investment in this Subsidiary.

(2)

Includes a write-down of raw material inventories to be purchased pursuant to unfavourable (onerous) firm purchase commitments entered into by the Company amounting to approximately $2.3 million. The Company’s management determined that the cost of the related finished goods, in which such raw materials will be ultimately incorporated into upon their consumption in the production process, exceed their net realizable value as at December 31, 2008 and accordingly, warrant a write-down.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

4  –

MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, STRATEGIC ALTERNATIVES AND OTHER CHARGES

Year ended December 31, 2008

During the year ended December 31, 2008, the Company did not incur any additional costs in connection with its manufacturing facility closures, restructuring, strategic alternatives and other charges given that the Company had substantially completed all announced activities as at December 31, 2007. During the year ended December 31, 2008, the Company settled, in non-cash charges and cash payments, previously recorded obligations relating to such activities amounting to approximately $0.5 million and $0.8 million, respectively. In addition, and based on newly available information, the Company revised its estimation regarding the site restoration obligation recorded in connection with the previously closed Brighton, Colorado manufacturing facility, described later in this Note. This estimate revision resulted in a reduction of the related obligation in the amount of $0.7 million.

As at December 31, 2008, the Company’s outstanding obligation in connection with manufacturing facility closures, restructuring, strategic alternatives and other charges, included in accounts payable and accrued liabilities, on the Company’s consolidated balance sheet, amounted to approximately $0.4 million ($0.3 million and $0.1 million relating to site restoration and restructuring, respectively).

Year ended December 31, 2007

The following table describes the significant charges incurred by the Company in connection with its strategic alternative and restructuring processes, included in the Company’s consolidated statement of earnings for the year ended December 31, 2007 under the caption manufacturing facility closures, restructuring, strategic alternatives and other charges.

		Manufacturing facility closures
		Severance and other labor related costs	Site restoration	Restructuring	Other charges	Total
		$	$	$	$	$
Balance as at January 1, 2007 included in accounts payable and accrued liabilities		272	2,394	3,162	335	6,163
Staffing reductions	(a)			1,327		1,327
Strategic alternatives process	(b)				6,787	6,787
				1,327	6,787	8,114
Cash payments		272	1,140	3,308	6,832	11,552
Non-cash charges					290	290
Balance as at December 31, 2007 included in accounts payable and accrued liabilities			1,254	1,181		2,435

4 -

MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, STRATEGIC ALTERNATIVES AND OTHER COSTS (Continued)

Year ended December 31, 2007 (continued)

(a)

In connection with the cost reduction initiatives commenced in 2006, the Company recorded $1.3 million in severance and other labour related costs with respect to the staffing reductions undertaken by the Company. With respect to the staffing reductions, the Company had incurred a total of $7.3 million as at December 31, 2007.

(b)

At the annual and special meeting of shareholders held on June 28, 2007, shareholders rejected, by a vote of approximately 70%, a special resolution providing for the sale of all the outstanding common shares of the Company, thereby terminating the strategic alternative process, which commenced in the late part of 2006. In connection with the strategic alternative process and the termination thereof, the Company recorded a charge of approximately $5.5 million, bringing the total related cost to approximately $6.1 million. The $5.5 million incurred in 2007 is comprised of a $1.8 million termination fee paid to the rejected acquirer and $3.7 million paid in professional fees and other charges associated with this process.

In addition, the Company’s Interim Chief Executive Officer retired in the second half of 2007. In connection with his retirement, the Company recorded a charge of approximately $1.1 million including $0.1 million in stock-based compensation expense and $1.0 representing the recognition of the balance of his pension obligation. In addition, the Company’s Chief Financial Officer retired on June 30, 2007. In regards to his retirement, the Company recorded a charge of approximately $0.2 million in stock-based compensation expense.

The Company has substantively completed all announced restructurings and plant closures, as well as strategic alternative activities and it does not expect any additional costs in future periods with respect to such initiatives.

4 -

MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, STRATEGIC ALTERNATIVES AND OTHER COSTS (Continued)

Year ended December 31, 2006

The following table describes the significant charges incurred by the Company in connection with its restructuring efforts, included in the Company’s consolidated statement of earnings for the year ended December 31, 2006 under the caption manufacturing facility closures, restructuring, strategic alternatives and other charges.

		Manufacturing Facility Closures
		Impairment of long-lived assets	Severance and other labor related costs	Site Restoration	Inventory	Other	Restructuring	Other Charges	Total
		$	$	$	$	$	$	$	$

Piedras Negras, Mexico facility closure	(a)	961	519		1,403	326			3,209
Brighton, Colorado facility closure	(b)	22,131	1,292	2,583	3,524	649			30,179
Environmental remediation	(c)					1,480			1,480
Facilities sale	(d)					925		14	939
Gretna, Virginia facility closure	(e)	1,225	42		1,515	402			3,184
Retirement of Chief Executive Officer	(f)							9,900	9,900
Canadian income trust project	(g)							3,940	3,940
Staffing reductions and Chief Executive Officer succession planning	(h)						6,005	1,289	7,294
Termination of corporate aircraft lease	(i)						2,515		2,515
Credit facilities amendments	(j)							1,908	1,908
Impairment of long-lived assets	(k)						7,851	176	8,027
Patent litigations	(l)							2,873	2,873
Strategic alternatives process	(m)							609	609
		24,317	1,853	2,583	6,442	3,782	16,371	20,709	76,057
Cash payments			1,581	189		2,857	5,358	9,487	19,472
Non-cash charges		24,317			6,442	925	7,851	10,887	50,422
Balance as at December 31, 2006 included in accounts payable and accrued liabilities			272	2,394			3,162	335	6,163

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

4 -

MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, STRATEGIC ALTERNATIVES AND OTHER COSTS (Continued)

Manufacturing Facility Closures

During the year ended December 31, 2006, the Company underwent significant changes including making several revisions to its business model, which included the following: (1) seeking ways to restructure its business and reduce costs to levels more proportionate with near term anticipated sales volume and gross margins; (2) expanding the use of imported products and (3) exiting of several unprofitable customer accounts and streamlining product offerings, particularly with respect to products sold to its consumer accounts. Consequently, the Company undertook the following facility closures activities during the year ended December 31, 2006:

(a)

In the first quarter of 2006, the Company closed its flexible intermediate bulk container (“FIBC”) manufacturing facility in Piedras Negras, Mexico. The total charge for closing this facility was $3.2 million, of which $2.4 million was non-cash charges resulting from the impairment charge recorded to reflect the fair value of the machinery and equipment which were idled upon closure of the facility, and inventories located in Piedras Negras in the amount of $1.0 million and $1.4 million respectively. In addition, the Company incurred $0.5 million in severance and other labour related costs in connection with the facility’s employees and $0.3 million in other costs associated with the facility closure.

 (b)

The Company closed its manufacturing facility in Brighton, Colorado in early November 2006. The total costs for severance, equipment relocation and facility restoration were approximately $1.3 million, $0.6 million and $2.6 million, respectively. The Company also recorded $25.7 million in non-cash charges as an impairment to reflect the estimated recoverable value of the machinery and equipment, which were idled upon the closure of the facility and inventories located in Brighton, in the amount of $22.1 million and $3.5 million, respectively.

(c)

In the second quarter of 2006, the Company recorded $1.5 million in additional remediation expenses at its Montreal manufacturing facility that was closed in December 2004. The Company had originally estimated the cost of the environmental remediation to be approximately $0.5 million. When remediation activities commenced in April 2006, the Company was notified that excavation had uncovered additional soil contamination requiring remediation in excess of the original estimate. The remediation was completed during the third quarter and in October 2006, the Company sold the property to a third party and has no residual environmental liability related to this site.

(d)

In June and July 2006, the Company sold the properties of two previously closed manufacturing facilities in Edmunston, New Brunswick and Green Bay, Wisconsin. The Company realized net cash proceeds of approximately $2.5 million and recorded a loss on disposition of approximately $0.9 million.

(e)

In an effort to improve its customer service levels and reduce related service costs, during 2006, the Company implemented changes in the manner in which it handles packaging, sales and delivery of products to retail customers in its consumer business. These changes required the closing of the Company’s repackaging facility in Gretna, Virginia. The cost to close the facility totalled $3.2 million including $2.7 million of non-cash charges related to adjusting discontinued inventories by approximately $1.5 million to estimated net realizable value, retiring information technology systems amounting to $1.2 million and an additional $0.5 million in other charges associated with the facility closure.

4 -

MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, STRATEGIC ALTERNATIVES AND OTHER COSTS (Continued)

Restructuring and Other Charges

(f)

The Company’s founder, Chief Executive Officer and Chairman of the Board of Directors retired at the Company’s annual shareholders’ meeting on June 14, 2006. In connection with his retirement, the Company recorded charges totalling $9.9 million including $1.5 million in accelerated stock-based compensation expense and $2.4 million related to the recognition of the balance of his pension obligation.

(g)

As originally announced in December 2005, the Company investigated the possibility of selling a portion of its interest in the combined coated products operation and FIBC business through an initial public offering of the combined businesses using a Canadian Income Trust. On May 24, 2006, the Company announced that it had indefinitely deferred the decision to proceed with this offering. Accordingly, during the second and third quarters of 2006, the Company recorded a net charge of $3.9 million representing the write-off of the fees and expenses incurred in connection with the decision.

(h)

The Company made significant reductions in its staffing levels beginning in the second quarter of 2006 and continuing through the remainder of the year. These staffing adjustments, coupled with Chief Executive Officer succession planning costs resulted in restructuring and other charges of approximately $7.3 million.

(i)

In June 2006, the Company decided to exit its corporate aircraft lease, resulting in a charge of $2.5 million. The Company successfully exited the corporate aircraft lease in the fourth quarter of 2006.

(j)

During the year ended December 31, 2006, the Company amended its credit facilities twice in order to accommodate the various charges discussed herein, to allow for the goodwill impairment charge and to provide for the relaxation of the credit facilities’ covenants. As a result, the Company incurred approximately $1.9 million in amendment fees.

(k)

The Company recorded property, plant and equipment impairment charges totalling $8.0 million in 2006 related to efforts to streamline manufacturing operations through the elimination of redundant capacity as well as ongoing revisions to product marketing strategies.

(l)

During the second quarter of 2006, the Company reassessed the recoverability of certain legal costs incurred in defence of lawsuits alleging trademark infringement and concluded that the costs were no longer recoverable. Accordingly, in the second quarter of 2006, the Company wrote-off approximately $2.9 million in legal costs related to these claims.

(m)

On October 2, 2006, the Company announced that its Board of Directors was initiating a process to explore and evaluate various strategic and financial alternatives available to enhance shareholder value. During the fourth quarter of 2006, the Company incurred costs of approximately $0.6 million in connection with this process.

5  –

INCOME TAXES

The provision for income taxes (recovery) consists of the following:

	2008	2007	2006
	$	$	$
Current	(566)	878	1,548
Future	4,006	11,439	(32,262)
	3,440	12,317	(30,714)

The reconciliation of the combined federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows:

	2008	2007	2006
	%	%	%
Combined federal and provincial income tax rate	34.0	33.9	36.2
Foreign losses recovered at lower rates	1.4	7.7	0.4
Change in income tax rate		121.1
Impairment of goodwill	(19.0)		(17.2)
Non-deductible expenses		41.5	(1.2)
Impact of other differences	(0.9)	44.2	(2.6)
Change in valuation allowance	(19.3)	65.6
Effective income tax rate	(3.8)	314.0	15.6

The net future income tax assets are detailed as follows:

	2008	2007
	$	$
Future income tax assets
Trade and other receivables	61	220
Inventories	1,251	2,502
Property, plant and equipment	8,549	8,355
Accounts payable and accrued liabilities	1,358	2,595
Derivative financial instruments	1,099	296
Tax credits, losses carry-forward and other tax deductions	105,597	112,369
Pension and post-retirement benefits	275	804
Goodwill	12,339	4,337
Other	599	1,050
Valuation allowance	(24,295)	(14,286)
	106,833	118,242
Future income tax liabilities
Property, plant and equipment	50,448	52,467
Pension and post-retirement benefits	254	554
	50,702	53,021
Total net future income tax assets	56,131	65,221

Net current future income tax assets	9,064	11,231
Net long-term future income tax assets	47,067	53,990
Total net future income tax assets	56,131	65,221

5 - INCOME TAXES (Continued)

As at December 31, 2008, the Company has $39.6 million (CAD$48.3 million) of Canadian operating losses carry-forward expiring in 2009 through 2028, of which $7.3 million (CAD$8.9 million) were not recognized as future income tax assets, and $221.6 million of US federal and state operating losses expiring in 2010 through 2028, of which $38.2 million were not recognized as future income tax assets.

	Canada		United States
	Federal	Provincial
	$	$	$
2009	17.2	17.2
2010	6.7	6.7	0.2
2011			3.5
2012			8.8
2014	1.2	1.2
2015	2.0	2.0
2018			4.6
2019			15.0
2020			11.9
2021			50.9
2022			33.9
2023			34.8
2024			8.9
2026	6.0	6.0	27.2
2027	4.4	4.4
2028	2.1	2.1	21.9
	39.6	39.6	221.6

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company expects the future income tax assets, net of the valuation allowance, as at December 31, 2008, to be realized as a result of the reversal of existing taxable temporary differences, projection of taxable income and tax planning strategies implementation.

During the year ended December 31, 2008, the Company’s management revised its assessment of the recoverability of the Company’s future income tax assets. Accordingly, the Company recorded a $10.0 million net increase to its future income tax assets’ valuation allowance consisting primarily of the following: i) a $16.5 million increase with respect to the long-term uncertainties inherent in the recent worldwide credit crisis and economic slowdown, ii) a $5.5 million decrease in connection with the improved financial performance of the Company’s Engineered Coated Products Division and management’s ability to take advantage of certain income tax planning strategies, and iii) a $1.0 million decrease regarding the foreign exchange impact due to the significant weakening of the Canadian dollar.

5 - INCOME TAXES (Continued)

During the year ended December 31, 2007, the Company recorded a $1.8 million increase to its income tax assets’ valuation allowance. The increase in the valuation allowance was based on the Company’s expectation that certain Canadian net operating losses scheduled to expire in future years, will likely not be utilized, mitigated in part by the expected utilization of certain net operating losses in the US that had previously been provided for.

6  –

EARNINGS PER SHARE

	2008	2007	2006
	$	$	$
Net loss	(92,799)	(8,393)	(166,693)

Weighted average number of common shares outstanding	58,956,348	45,286,644	40,980,939

Basic loss per share	(1.57)	(0.19)	(4.07)
Diluted loss per share	(1.57)	(0.19)	(4.07)

The following number of options were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented:

	2008	2007	2006

Options	3,511,462	3,976,337	3,154,028

7  –

OTHER RECEIVABLES

	2008	2007
	$	$
Income and other taxes	390	266
Supplier rebates receivable	1,438	402
Sales taxes	827	1,761
Other	1,438	541
	4,093	2,970

8  –

INVENTORIES

	2008	2007
	$	$
Raw materials	23,645	32,244
Work in process	19,706	18,875
Finished goods	47,495	48,363
	90,846	99,482

The carrying amount of inventories carried at net realizable value is as follows as at December 31, 2008:

$
Cost	40,877
Write-down to net realizable value (1)	5,379
Carrying amount	35,498

(1)

Excludes the write-down of inventories to be purchased pursuant to firm purchase commitments as described in Note 20.

9  –

PROPERTY, PLANT AND EQUIPMENT

	2008
	Cost	Accumulated depreciation	Net
	$	$	$
Land	3,708		3,708
Buildings	76,498	35,897	40,601
Manufacturing equipment	489,713	273,620	216,093
Computer equipment and software	66,850	52,088	14,762
Furniture, office equipment and other	2,687	2,579	108
Construction in progress	14,491		14,491
	653,947	364,184	289,763

	2007
	Cost	Accumulated depreciation	Net
	$	$	$
Land	4,024		4,024
Buildings	79,286	36,952	42,334
Manufacturing equipment	505,805	265,358	240,447
Computer equipment and software	65,165	46,822	18,343
Furniture, office equipment and other	3,077	2,778	299
Construction in progress	12,419		12,419
	669,776	351,910	317,866

9 – PROPERTY, PLANT AND EQUIPMENT (Continued)

Included in property, plant and equipment are assets under capital lease, primarily a building and computer hardware, with cost and accumulated amortization of $11,782 and $5,269, respectively ($11,619 and $4,256, respectively in 2007).

10  –

OTHER ASSETS

	2008	2007
	$	$
Debt issue expenses and other deferred charges, at amortized cost	3,115	1,086
Loans to officers and directors, without interest, various repayment terms	108	108
Accrued pension benefit asset	10,866	9,805
Employees relocation program	91	2,951
Investment tax credits recoverable	5,621	6,446
Funds held in guarantor trust to satisfy future pension obligation	1,748	1,844
Other	815	936
	22,364	23,176

11  –

 INTANGIBLE ASSETS

During the year ended December 31, 2008, the Company entered into an Asset Purchase Agreement (the “Agreement”). Under the Agreement the Company acquired a group of assets (the “Group”) for total consideration of CAD$5.5 million (the “Purchase Price”). The Group comprised both tangible and intangible assets primarily consisting of machines, distribution rights and customer contracts. Under the distribution rights, the Company committed to distribute and sell manufacturing machines and technology and attain specific thresholds in this respect over a period of 61 months terminating in September 2013 (the “Commitment”). The assets acquired complement the Company’s product offerings and customer base as part of its Engineered Coated Products Division.

The Purchase Price amounted to CAD$5.5 million, of which CAD$4.4 million was paid in cash, and the balance, of approximately CAD$1.1 million, is included in the Company’s accounts payable and accrued liabilities on its consolidated balance sheet as at December 31, 2008. The Purchase Price attributed to the machines acquired amounted to CAD$0.8 million (USD$0.7 million), and is included under the caption property, plant and equipment on the Company’s consolidated cash flows.

The Company determined the fair value of each of the assets acquired in the Group. The Purchase Price paid was then allocated to each asset acquired, on the basis, of the assets relative fair value.

As at December 31, 2008, the intangible assets recognized including their costs and respective accumulated amortization are as follows:

	Cost	Accumulated amortization	Net
	$	$	$
Distribution rights	3,090	129	2,961
Customer contracts	1,038	43	995
	4,128	172	3,956

9 – INTANGIBLE ASSETS (Continued)

The Agreement provides for additional consideration to be paid in connection with the Company’s Commitment. However, within the first two years of the Agreement, the machines acquired must attain certain market acceptance parameters or the Company has the right to renegotiate the Commitment with the vendor and if such renegotiation is not concluded on terms satisfactory to the Company, and if the vendor remains unable to resolve the issues to the satisfaction of the Company, then the Commitment will be relieved. Accordingly, as at December 31, 2008, the Company i) was not in the position to determine, beyond a reasonable doubt, the outcome of its Commitment and ii) concluded that the vendor retains future performance obligations under the provisions of the Agreement. Consequently, the Company will account for these contingencies upon their resolution as part of the cost of the machines acquired or as performance penalties to be charged to net earnings.

12  –

GOODWILL

The Company performs an annual goodwill impairment test as at December 31. In the fourth quarter of 2007, the Company realigned its organizational and related internal reporting structures as described in Note 18. Consequently, the goodwill was reassigned to two new reporting units using a relative fair value allocation approach. As at December 31, 2008, the carrying amount of goodwill assigned to the Tapes and Films Division and to the Engineered Coated Products Division was nil ($58.1 million and $12.2 million, respectively in 2007). The Company calculates the fair value of each reporting unit using the discounted cash flows method.

As at December 31, 2008, and in connection with the worldwide credit crisis and economic slowdown which unfolded during the latter part of the year, management revised its estimates of growth and future business activities. This revision included, among others, a detailed assessment of: i) its operating markets, ii) operating plans and budgets and iii) other areas where the Company’s business might be adversely impacted by the changing operating environment. As a result of these assessments, management concluded that the Company’s future business activities and underlying markets have suffered adverse consequences in connection with the worldwide credit crisis and economic slowdown and consequently, reduced its related future cash flows and revenue projections. Accordingly, the Company recorded a goodwill impairment charge in its consolidated earnings amounting to $66.7 million (nil in 2007).

The changes in the carrying amount of goodwill are as follows:

	2008	2007
	$	$
Balance, beginning of year	70,250	63,746
Contingent consideration		300
Impairment	(66,726)
Foreign exchange impact	(3,524)	6,204
Balance, end of year		70,250

During the three months ended September 30, 2006, the Company performed a comprehensive assessment of its business and operating plans, in light of the significant changes to the underlying business. As a result of this assessment, the Company conducted a goodwill impairment test as at September 30, 2006. This resulted in a charge to the consolidated earnings of $120.0 million. No further impairment was required as at December 31, 2006.

13  –

BANK INDEBTEDNESS

Refinancing

On March 27, 2008, the Company successfully refinanced its entire senior secured credit facility (the “Facility”), which included the Company’s revolving credit facility and term loan, with a five-year, $200.0 million ABL entered into with a syndicate of financial institutions. The ABL is described in more detail in Note 14.

In connection with this refinancing, the Company has reported a refinancing charge amounting to $6.0 million, comprised of $3.1 million representing the write-off of debt issue expenses incurred in connection with the issuance and subsequent amendments of the Facility and $2.9 million representing the settlement of the interest rate swap agreements, designated as cash flow hedges, on a portion of the term loan, as described in Note 21.

Finally, in securing the ABL the Company incurred debt issue expenses amounting to approximately $2.8 million, primarily comprised of $1.4 million paid to the primary lender and $1.4 million representing professional and other fees. These expenses were capitalized as part of other assets, on the Company’s consolidated balance sheet, and are amortized over the term of the ABL of five years using the straight-line method.

Revolving Credit Facility

On August 8, 2007, the Company successfully amended its credit facilities to accommodate the costs of its strategic alternatives process. The Company paid a fee to its lenders of approximately $0.6 million that was deferred and amortized over the remaining term of the related revolving credit facility. The amendment resulted in an increase to the loan premium under both the Company’s term loan, as described in Note 14, and its revolving credit facility. Additionally, the amendment reduced the Company’s maximum revolving credit facility from $75.0 million to $60.0 million and as a result of this reduction, the Company recorded a charge of approximately $0.3 million in its consolidated earnings representing the write-off of a portion of debt issue expenses related to the revolving credit facility. This charge was included under the caption financial expenses - interest.

As at December 31, 2007, the Company had an available US$60.0 million revolving credit facility with a five-year term expiring in July 2009 which comprised US$52.0 million available in US dollars and US$8.0 million available in Canadian dollars. Any loans drawn under the facility bear interest at various interest rates including (i) US prime rate plus a premium varying between 225 and 325 basis points (100 and 200 basis points prior to August 8, 2007) (300 basis points as at December 31, 2007); (ii) Canadian prime rate plus a premium varying between 225 and 325 basis points (100 and 200 basis points prior to August 8, 2007) (300 basis points as at December 31, 2007); and (iii) LIBOR plus a premium varying between 325 and 425 basis points (200 and 300 basis points prior to August 8, 2007) (400 basis points as at December 31, 2007), depending on whether certain financial ratios had been achieved. As at December 31, 2007, the revolving credit facility had not been drawn. The revolving credit facility available, as a result of covenant restrictions, was $57.9 million, after considering outstanding letters of credit of $2.1 million.

14  –

LONG-TERM DEBT

Long-term debt consists of the following:

	2008	2007
	$	$
Senior subordinated notes (a)(1)	121,184	120,697
Asset-based loan (b)	114,000
Term loan (c) (1)		114,482
Obligations under capital leases (d)	6,789	7,532
Term debt (e)	7,693
Mortgage loan (f)	1,759
Other debt (g)		648
	251,425	243,359
Less: Installments on long-term debt	623	3,074
	250,802	240,285

(1)

The senior subordinated notes and the term loan are presented net of related debt issue expenses and are amortized using the effective interest rate method, as described in Note 2, amounting to $3.8 million and nil, respectively in 2008 ($4.3 million and $2.5 million, respectively in 2007).

(a)

Senior Subordinated Notes

Senior subordinated notes bearing interest at 8.5%, payable semi-annually on February 1 and August 1. The principal is due on August 1, 2014. The effective interest rate of the senior subordinated notes is 9.21%.

The Company and all of its subsidiaries, which are all wholly-owned directly or indirectly by the Company, other than the subsidiary issuer, have guaranteed the senior subordinated notes. The senior subordinated notes were issued and the guarantees executed pursuant to an indenture dated July 28, 2004. All of the guarantees are full, unconditional, joint and several. There are no significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan. The Company, on a non-consolidated basis, has no independent assets or operations. The subsidiary issuer is an indirectly wholly-owned subsidiary of the Company and has nominal assets and no operations.

(b)

Asset-Based Loan

Five-year, $200.0 million ABL bearing interest at LIBOR plus a premium varying between 150 and 225 basis points depending on the loan’s remaining availability (200 basis points as at December 31, 2008). The loan premium remained unchanged and fixed at 175 basis points up to and including September 2008 and subsequently increased to 200 basis points. As at December 31, 2008, the effective interest rate on the ABL was 4.13%, taking into account the effect of the interest rate swap agreements described in Note 21.

14 - LONG-TERM DEBT (Continued)

The amount of the borrowing available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is calculated as a function of a percentage of eligible trade receivables, inventories and property, plant and equipment as defined in the ABL agreement.

Under the ABL agreement, the Company’s remaining unencumbered real estate is subject to a negative pledge in favour of the ABL lenders. However, the Company retains the ability to secure financing, on all or a portion of, its owned real estate thereby subordinating the negative pledge to the ABL lenders up to an amount of $35.0 million of the real estate financing secured. During the year ended December 31, 2008, the Company obtained a $1.8 million mortgage financing on its owned real estate located in Bradenton, Florida.

As at December 31, 2008, the ABL’s borrowing base amounted to $153.7 million of which $118.3 million was drawn, including $4.3 million in letters of credit. Accordingly, the Company’s unused availability amounted to $35.4 million.

The ABL is secured by a first priority lien on the Company’s, and substantially all of its subsidiaries’, trade receivables, inventories and property, plant and equipment with a carrying amount of $75.5 million, $90.8 million and $289.8 million, respectively as at December 31, 2008.

The ABL contains one financial covenant, described in Note 21, which becomes enforceable only when unused availability is under $25.0 million. As at December 31, 2008, the Company’s availability on its ABL exceeded $25.0 million and accordingly, the related financial covenant was not applicable.

In line with the Company’s interest rate risk policy to mitigate the risk associated with its variable interest rate debt instruments, including a portion of its ABL, the Company entered into two interest rate swap agreements designated as cash flow hedges. These interest rate swap agreements as well as the Company’s interest rate risk policy are described in Note 21.

(c)

Term Loan

Term loan, which was refinanced, bore interest at LIBOR plus a premium varying between 325 and 425 basis points depending on whether a certain financial ratio had been achieved (400 basis points as at December 31, 2007), payable in quarterly instalments of $0.5 million until June 30, 2010, followed by two quarterly instalments of $47.1 million and a final payment of $17.8 million in March 2011. In addition to the quarterly instalments of $0.5 million through June 30, 2010, the term loan required annual mandatory principal prepayments 90 days after year-end based on a percentage of “Excess Cash Flow” as defined in the Senior Secured Credit Facility. On March 30, 2007, the Company repaid $15.6 million of the term loan pursuant to the “Excess Cash Flow” calculation.

On August 8, 2007, the Company successfully amended the terms of its term loan to accommodate the costs of its strategic alternatives process. The Company paid a fee to its lenders of approximately $1.7 million that was capitalized against the term loan and was amortized using the effective interest method.

14 - LONG-TERM DEBT (Continued)

In addition, pursuant to the rights offering described in Note 15, the Company used the proceeds from the rights offering to repay $60.9 million of the term loan. As a result, the Company recorded a charge of approximately $1.2 million in its consolidated earnings reflecting the write-off of a portion of the deferred debt issue expenses relating to the portion of the term loan repaid. This charge is included under the caption financial expenses - interest.

(d)

Obligations under Capital Leases

The Company has obligations under capital leases for the rental of a building and computer hardware, bearing interest at rates varying between 5.1% to 8.6% (0.6% to 5.1% as at December 31, 2007), payable in monthly instalments ranging from $867 to $47,817 ($359 to $47,817 in 2007), including interest and maturing on various dates until 2024.

(e)

Term debt

In the second quarter of 2008, the Company’s wholly-owned subsidiary entered into a long-term loan agreement, containing two debt instruments, totalling approximately $7.7 million, with each instrument bearing interest at a rate of Euribor (2.97% as at December 31, 2008) plus a premium (125 basis points as at December 31, 2008) increasing semi-annually by 75 basis points. Under the terms of the agreement, only monthly interest payments are required for the first two years followed by eight equal semi-annually principal payments amounting to $0.3 million and $0.6 million for each of the instruments commencing on January 2010 and November 2010, respectively. The term debt is secured by a comfort letter issued to the lender by the Company in favour of its wholly-owned subsidiary.

(f)

Mortgage loan

On September 29, 2008, the Company obtained a $1.8 million mortgage loan on its owned real estate located in Bradenton, Florida having a net book value of $0.8 million as at December 31, 2008. The mortgage is for a period of 20 years, bearing interest at 7.96%, and thereafter, the applicable interest rate will adjust every three years to a 355 basis points spread over the 10-year Interest Rate Swap published in the daily release of the Federal Reserve. The mortgage requires monthly payments of principal and interest amounting to $14,723.

(g)

Other Debt

In 2007, the Company had other debt consisting primarily of a bond bearing a fixed interest rate of 8.03%. These debt instruments were fully repaid in 2008.

14 - LONG-TERM DEBT (Continued)

Long-term debt repayments are due as follows:

	Obligations under capital leases	Other long-term loans
	$	$
2009	955	41
2010	721	1,201
2011	637	2,012
2012	574	2,016
2013	574	116,020
Thereafter	6,121	127,162
Total payments	9,582	248,452
Interest expense included in minimum lease payments	2,793
Total	6,789	248,452

15  –

CAPITAL STOCK

Authorized

Unlimited number of shares without par value

Common shares, voting and participating

Class “A” preferred shares, issuable in series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

Share Repurchase

The Company announced a normal course issuer bid effective August 28, 2008. In connection with this normal course issuer bid, the Company is entitled to repurchase for cancellation up to 2,947,817 of its 58,956,348 common shares issued and outstanding, representing 5% of the Company’s common shares issued and outstanding as at that date.

In accordance with the TSX policies, a maximum daily repurchase of 25% of the daily volume trading averages for the six months preceding August 13, 2008 may be made. In addition, the Company may make, once per calendar week, a block purchase, as defined by the TSX Manual, of its common shares. The normal course issuer bid will result in a reduction of the common shares in circulation and the proportionate interest of all remaining shareholders will be increased on a pro rata basis.

The normal course issuer bid will end no later than August 27, 2009. All shares purchased under the normal course issuer bid were cancelled.

During the year ended December 31, 2008, the Company’s common shares repurchased for cancellation under the normal course issuer bid were insignificant.

15 – CAPITAL STOCK (Continued)

Rights Offering

On September 13, 2007, the Company completed a shareholder’s rights offering. The rights offering granted the shareholders the right to subscribe to one common share of the Company for each 1.6 rights held. The offering raised $60.9 million net of related expenses of $1.9 million. The proceeds were received from several major shareholders, directors and senior officers, including one former senior officer. In connection with the rights offering, the Company issued 17,969,408 common shares during the fourth quarter of 2007. Directors and senior officers of the Company subscribed to 1,508,304 common shares amounting to gross proceeds of $5.2 million. The proceeds from the rights offering were used to repay a portion, amounting to $60.9 million, of the Company’s term loan.

Shareholder’s Protection Rights Plan

On June 14, 2006, the shareholders voted to adopt amendments to extend the Shareholder’s Protection Rights Plan through the date immediately following the date of the Company's 2009 annual shareholders' meeting. The effect of the Shareholder’s Protection Rights Plan is to require anyone who seeks to acquire 20% or more of the Company’s voting shares to make a bid complying with specific provisions of the plan.

Stock Options

On September 5, 2007, the Company amended its executive stock option plan. Under the amended plan, options may be granted to the Company's executives, directors and employees for the purchase of up to a total of 10% of the Company’s issued and outstanding common shares. Options expire no later than 10 years after the date of the grant. The plan provides that such options granted to employees and executives will vest and may be exercisable 25% per year over four years. The options granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

All options are granted at a price determined and approved by the Board of Directors, which cannot be less than the average of the closing price of the common shares on the TSX and New York Stock Exchange for the day immediately preceding the grant date.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

15 - CAPITAL STOCK (Continued)

The changes in number of options outstanding were as follows:

		2008		2007		2006
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	$		$		$
Balance, beginning of year	6.44	3,976,337	8.74	3,154,028	9.18	3,919,251
Granted	3.44	200,000	3.45	1,651,184	8.15	549,000
Exercised					4.54	(29,366)
Forfeited	3.99	(163,250)	8.88	(485,125)
Expired	10.08	(501,625)	9.85	(343,750)	10.57	(1,284,857)
Balance, end of year	5.91	3,511,462	6.44	3,976,337	8.74	3,154,028

Options exercisable at the end of the year		1,997,680		1,909,364		1,811,132

The following table summarizes information about options outstanding and exercisable as at December 31, 2008:

	Options outstanding			Options exercisable
	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
Range of exercise prices			$		$
$3.44 to $4.41	1,902,684	3.5	3.54	606,796	3.67
$6.60 to $9.10	1,206,778	2.2	7.91	990,634	7.90
$10.87 to $12.32	390,000	1.5	10.92	388,250	10.91
$17.65	12,000	1.1	17.65	12,000	17.65
	3,511,462	2.4	5.91	1,997,680	7.26

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

15 - CAPITAL STOCK (Continued)

The Company uses the fair value based method of accounting for stock-based compensation expense and other stock-based payments. Accordingly, the Company recorded a pre-tax stock-based compensation expense of approximately $1.3 million in 2008, $1.8 million in 2007 and $2.0 million in 2006.

For stock options granted during the year ended December 31, 2002, the Company is required to make pro forma disclosures of net earnings and basic and diluted earnings per share as if the fair value based method of accounting had been applied. The stock options granted during the year ended December 31, 2002, were fully vested as at December 31, 2006. Consequently, there is no further pro forma impact on net loss for years ended subsequent to December 31, 2006.

Accordingly, the Company’s net loss and basic and diluted loss per share, for the year ended December 31, 2006, would have been increased to the pro forma amounts indicated in the following table:

$

Net loss - as reported	(166,693)
Add: Stock-based compensation expense included in reported net loss	2,022
Deduct: Total stock-based compensation expense determined under fair value based method	(2,163)
Pro forma net loss	(166,834)

Loss per share:
Basic - as reported	(4.07)
Basic - pro forma	(4.07)
Diluted - as reported	(4.07)
Diluted - pro forma	(4.07)

The fair value of options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	2008	2007	2006

Expected life	5.5 years	5.2 years	5.5 years
Expected volatility	50%	52%	55%
Risk-free interest rate	3.13%	3.27%	4.80%
Expected dividends	$0.00	$0.00	$0.00

The weighted average fair value per option granted is:

2008	2007	2006
$	$	$
1.14	3.27	4.49

In the course of 2008, 200,000 stock options were granted at exercise prices exceeding the market price of the Company's common shares at the date of the grant. The exercise price and fair value of these options were $3.44 and $1.14, respectively.

16  –

ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of other accumulated comprehensive income as at December 31 are as follows:

	2008	2007
		$
Accumulated currency translation adjustments	34,422	67,965

Fair value of interest rate swap agreements, designated as cash flow hedges resulting from the initial application of accounting for hedges		1,138
Cumulative changes in fair value of interest rate swap agreements (net of future income taxes of $948, $964 in 2007)	(1,613)	(1,641)
	(1,613)	(503)
Cumulative changes in fair value of forward foreign exchange rate contracts (net of future income taxes of $151)	(257)
	32,552	67,462

17  –

PENSION AND POST-RETIREMENT BENEFIT PLANS

The Company has several defined contribution plans and defined benefit plans for substantially all its employees in both Canada and the United States. These plans are generally contributory in Canada and non-contributory in the United States.

Total Cash Payments

Total cash payments for employee future benefits for 2008, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer defined benefit plans, were $5.8 million ($7.1 million in 2007 and $8.7 million in 2006).

Defined Contribution Plans

In the United States, the Company maintains a savings retirement plan (401(k) Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to this plan is at the discretion of the Company. The Company also maintains 401(k) plans according to the terms of certain collective bargaining agreements.

The Company contributes as well to its multi-employer plans for employees covered by certain collective bargaining agreements.

In Canada, the Company maintains defined contribution pension plans for its salaried employees and contributes amounts equal to 4% of each participant's eligible salary.

The Company has expensed $2.8 million for these plans for the year ended December 31, 2008 ($2.7 million and $2.3 million in 2007 and 2006, respectively).

17 – PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

Defined Benefit Plans

The Company has, in the United States, three defined benefit plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees.

In Canada, certain non-union hourly employees of the Company are covered by a plan which provides a fixed benefit of CAD$20.00 in 2008, 2007 and 2006 (USD$18.79 in 2008, USD$20.44 in 2007 and USD$17.15 in 2006) per month for each year of service. In addition, the Company maintains a defined benefit plan, which provides for a fixed benefit at a rate ranging from 40% to 62.5% (40% to 50.0% and 50% to 62.5% in 2007 and 2006, respectively) of the employee contributions, depending on the participation start date.

In the United States, the Company provides group health care and life insurance benefits to certain retirees.

In Canada, the Company provides group health care, dental and life insurance benefits for eligible retired employees.

Supplementary Executive Retirement Plans

The Company has Supplementary Executive Retirement Plans (“SERPs”) to provide supplemental pension benefits to certain key executives. The SERPs are not funded and provide for an annual pension benefit, from retirement or termination date, in the amounts ranging from $0.2 million to $0.3 million, annually. The SERPs had accrued benefit obligations as at December 31, 2008 of $4.4 million ($4.6 million in 2007).

In 2007, the Company recorded a charge of approximately $1.0 million representing the recognition of the balance of past service costs relating to a member of senior management’s pension obligation.

The Company’s founder, Chief Executive Officer and Chairman of the Board of Directors retired in 2006. In connection with his retirement, the Company recorded a charge of approximately $2.4 million representing the recognition of the balance of his pension obligation.

Acquisition and Plan Termination

One of the pension plans acquired with the Flexia acquisition, in 2005, was terminated in 2006 with the termination of employees due to the closure of one of the facilities purchased. This termination was taken into account at the time of the acquisition in the valuation of the accrued benefit obligations. The termination resulted in a curtailment gain of $0.2 million and a settlement loss of $0.5 million.

17 – PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

Investment Policy

The Company's Investment Committee comprised of the Company’s Chief Financial Officer and Vice President, Human Resources, established a target mix of equities and bonds of 70% equities and 30% bonds over time. In January 2003, the Committee determined, with assistance from the investment manager and trustee, to temporarily increase the allocation for the US plans to 80% equity and 20% bonds due to the performance, current and expected, in the bond market and the expected appreciation in the small and midcap equity markets. The increased investment in those markets was 7.5% target in small cap and 2.5% in midcap. That direction was reviewed with the same advisors, and the Committee determined to continue this approach at its meeting in 2005. In February 2006, the Committee revised the target mix back to 70% equity and 30% bonds. The relatively heavy emphasis on equities is due to the better performance over time in equities versus bonds and the fact that the Company's pension funds do not have a large number of current recipients. In Canada, the funds of the non-union plans are split evenly between two balanced mutual funds, thus, over time, achieving the target mix of 70% equities and 30% bonds. The funds of the union plans have a target equity weighing ranging from 45% to 65%.

The rate of return decision is a function of advice from the Company's actuaries and their review of current holdings, general market trends and common levels used by other employers.

Measurement Date and Date of Actuarial Valuations

The Company measures its plan assets and accrued benefit obligations for accounting purposes as at December 31 of each year.

The most recent actuarial valuations for funding purposes were October 1, 2007 and January 1, 2008 for the US plans and October 2, 2005, December 31, 2005 and September 30, 2006 for the Canadian plans.

The next valuation dates for actuarial valuations to be used for funding purposes are October 1, 2008 and January 1, 2009 for the US plans and December 31, 2008 and September 30, 2009 for the Canadian plans.

17 - PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

Information relating to the various plans is as follows:

	Pension Plans			Other plans
	2008	2007	2008	2007
	$	$	$	$
Accrued benefit obligations
Balance, beginning of year	53,540	52,948	3,432	3,266
Current service cost	1,057	1,393	75	82
Plan participants’ contributions	100	135
Plan amendments	649		33
Interest cost	3,163	2,961	189	178
Benefits paid	(1,857)	(1,859)	(73)	(68)
Actuarial gains	(711)	(4,301)	(654)	(425)
Foreign exchange rate adjustment	(3,050)	2,263	(397)	399
Balance, end of year	52,891	53,540	2,605	3,432

Plans assets
Balance, beginning of year	46,576	39,977
Actual return on plans assets	(10,266)	1,691
Employer contributions	3,104	4,170
Plan participants' contributions	100	135
Benefits paid	(1,857)	(1,859)
Foreign exchange rate adjustment	(3,077)	2,462
Balance, end of year	34,580	46,576

Funded status – deficit	18,311	6,964	2,605	3,432
Unamortized past service costs	(2,730)	(2,500)	(39)	(6)
Unamortized net actuarial gains (losses)	(20,726)	(8,444)	852	424
Unamortized transition assets (obligation)	82	109	(15)	(19)
Accrued benefit liability (accrued pension benefit asset)	(5,063)	(3,871)	3,403	3,831

Included in the above accrued benefit obligation and fair value of plan assets as at December 31, are the following amounts in respect of plans that are not fully funded:

	Pension plans
	2008	2007
	$	$
Accrued benefit obligation	42,978	44,546
Fair value of plan assets	22,538	36,051
Funded status – plan deficit	20,440	8,495

Weighted average plan assets allocations as at December 31:

	Pension Plans
	2008	2007
Asset category	%	%
Equity securities	55	69
Debt securities	35	30
Other	10	1
Total	100	100

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

17 - PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

The accrued benefit liability (accrued pension benefit asset) is included in the Company’s consolidated balance sheets as follows:

	Pension plans			Other plans		Total plans
	2008	2007	2008	2007	2008	2007
	$	$	$	$	$	$
Other assets (Note 10)	(10,866)	(9,805)			(10,866)	(9,805)
Pension and post-retirement benefits	5,803	5,934	3,403	3,831	9,206	9,765
	(5,063)	(3,871)	3,403	3,831	(1,660)	(40)

17 - PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

Net Benefit Cost

	Pension plans					Other plans
	2008	2007	2006	2008	2007	2006
	$	$	$	$	$	$
Current service cost	1,057	1,393	1,289	75	82	75
Interest cost	3,163	2,961	2,887	189	178	171
Actual return on plans assets	10,266	(1,691)	(4,109)
Plan amendments	649			33
Actuarial (gains) losses	(711)	(4,301)	1,823	(654)	(425)	(42)
Curtailment (gain) loss		1,083	(150)
Settlement loss			529
Elements of employee future benefit costs before adjustments to recognize the long-term nature of employee future benefit costs	14,424	(555)	2,269	(357)	(165)	204
Adjustments to recognize the long-term nature of employee future benefit costs:
Difference between expected return and actual return on plan assets for the year	(13,929)	(1,694)	1,148
Difference between actuarial loss recognized for the year and actual actuarial loss (gain) on accrued benefit obligations for the year	1,029	4,959	1,532	626	411	43
Difference between amortization of past service costs for the year and actual plan amendments for the year	(350)	383	464	(33)	1
Amortization of transition obligations (assets)	(6)	(6)	(5)	4	4	4
	(13,256)	3,642	3,139	597	416	47
Net benefit cost for the year	1,168	3,087	5,408	240	251	251

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

17 - PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

The average remaining service period of the active employees covered by the pension plans ranges from 9.7 to 24.7 years for 2008 and from 10.60 to 24.50 years for 2007.

The significant assumptions, which management considers the most likely, and which were used to measure its accrued benefit obligations and net periodic benefit costs are as follows:

Weighted-average assumption used to determine benefit obligations as at December 31:

	Pension plans			Other plans
	2008	2007	2008	2007
Discount rate
US plans	6.20%	6.40%	6.33%	5.75%
Canadian plans	7.50%	5.90%	7.50%	5.90%
Compensation increase	3.25%	3.25%

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

17 - PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

Weighted-average assumption used to determine net benefit cost for the years ended December 31:

	Pension plans					Other plans
	2008	2007	2006	2008	2007	2006
Discount rate
US plans	6.40%	5.80%	5.75%	5.75%	5.65%	5.75%
Canadian plans	5.90%	5.30%	5.25%	5.90%	5.25%	5.25%
Compensation increase	3.25%	3.25%	3.25%
Expected long term return on plan assets
US plans	8.50%	8.50%	8.50%
Canadian plans	7.00%	7.00%	7.00%

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

17 - PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

For measurement purposes, a 9% annual rate increase in the per capita cost of covered health care benefits for the US plans was assumed for 2008 (9% in 2007 and 10% in 2006). The assumed rate is expected to decrease to 5% by 2015. For the Canadian plans, the annual trend rate is 8% for the next 9 years and 5% thereafter. An increase or decrease of 1% of these rates would have the following impacts:

	Increase of 1%	Decrease of 1%
	$	$
Impact on net periodic cost	44	(34)
Impact on accrued benefit liability	405	(316)

The Company expects to contribute $2.5 million to its defined benefit pension plans and $0.1 million to its health and welfare plans in 2009.

18  –

SEGMENT DISCLOSURES

The Company‘s organizational and related internal reporting structures, subsequent to the 2007 realignment, consist of three reportable segments including two operating segments and a corporate segment. The comparative financial information, for 2006, on segments has been restated to reflect the change in the composition of the Company’s reportable segments. The two operating segments are the Tapes and Films Division (“T&F”) and the Engineered Coated Products Division (“ECP”), each with a President that is responsible for the performance of the respective division. Management has chosen to operate and evaluate the two divisions independently in order to provide increased focus on the business challenges and opportunities unique to each division.

T&F manufactures a variety of specialized polyolefin plastic and paper based products as well as complementary packaging systems for use in industrial and retail applications. Products include carton sealing tapes, industrial and performance speciality tapes, stretch film and shrink wrap. The products are manufactured and sold to industrial distributors and retailers, primarily under the Company’s brand names. T&F operates nine manufacturing facilities in North America and one in Portugal.

ECP is a leader in the development and manufacturing of innovative industrial, consumer packaging and productive covering products utilizing engineered coated polyolefin, paper and laminate materials. Products include lumber wrap, metal wrap, polyethylene membrane fabrics, cotton bags and roof underlayment. Products are manufactured in four manufacturing facilities and sold to both end-users and distributors in a wide variety of industries including construction and agriculture.

The Company evaluates the performance of these segments and makes decisions regarding the allocation of resources to the segments based on earnings before financial expenses, income taxes, depreciation and amortization (“EBITDA”). Allocations of general and administrative expenses to the reportable segments are based on an analysis of services provided to each segment. Certain corporate expenses, stock-based compensation expense, financial expenses and manufacturing facility closures, restructuring, strategic alternatives and other charges, are not allocated to a reportable segment and accordingly, are included under the caption corporate. The accounting policies of the reportable segments are the same as those applied to the consolidated financial statements described in Note 2.

18 - SEGMENT DISCLOSURES (Continued)

All inter-segment transactions are recorded at the exchange amount and are eliminated upon consolidation.

Segment Information

The following tables set forth information by segment as at and for the years ended December 31:

			2008
	T&F	ECP	Total
	$	$	$
Sales from external customers	592,210	144,945	737,155
Costs of sales	524,820	134,080	658,900
Gross profit	67,390	10,865	78,255

EBITDA before unallocated expenses	38,085	3,607	41,692

Depreciation and amortization	29,485	5,978	35,463

Impairment of goodwill	56,559	10,167	66,726

Impairment of property, plant and equipment		424	424

Unallocated corporate expenses			1,349
Stock-based compensation expense			1,268
Financial expenses (1)			25,821
Loss before income taxes			(89,359)

Total assets	461,123	114,043	575,166

Additions to property, plant and equipment	18,961	2,087	21,048

(1)

Financial expenses for the year ended December 31, 2008, include a refinancing expense amounting to approximately $6.0 million, primarily consisting of the write-off of debt issue expenses and the settlement of the interest rate swap agreements as described under the caption refinancing in Note 13.

18 - SEGMENT DISCLOSURES (Continued)

			2007
	T&F	ECP	Total
	$	$	$
Sales from external customers	605,729	161,543	767,272
Costs of sales	506,635	144,296	650,931
Gross profit	99,094	17,247	116,341

EBITDA before unallocated expenses	69,294	9,672	78,966

Depreciation and amortization	30,079	5,479	35,558

Unallocated corporate expenses			2,372
Stock-based compensation expense			1,780
Financial expenses			27,218
Manufacturing facility closures, restructuring, strategic alternatives and other charges			8,114
Earnings before income taxes			3,924

Total assets	590,618	112,181	702,799

Additions to property, plant and equipment	14,621	3,849	18,470

			2006
	T&F	ECP	Total
	$	$	$
Sales from external customers	626,448	185,837	812,285
Costs of sales	534,280	159,543	693,823
Gross profit	92,168	26,294	118,462

EBITDA before unallocated expenses	50,511	17,127	67,638

Depreciation and amortization	30,438	4,824	35,262

Unallocated corporate expenses			5,089
Stock-based compensation expense			2,022
Financial expenses			26,615
Manufacturing facility closures, restructuring, strategic alternatives and other charges			76,057
Impairment of goodwill			120,000
Loss before income taxes			(197,407)

Total assets	598,456	93,930	692,386

Additions to property, plant and equipment	24,674	2,416	27,090

18 - SEGMENT DISCLOSURES (Continued)

Geographic Information

The following tables present geographic information about sales attributed to countries based on the location of external customers and about property, plant and equipment and goodwill by country based on the location of the assets:

	2008	2007	2006
	$	$	$
Sales
Canada	98,447	104,417	114,715
United States	581,277	612,080	651,289
Other	57,431	50,775	46,281
Total sales	737,155	767,272	812,285

Property, plant and equipment, net
Canada	48,600	63,955	56,308
United States	224,406	234,883	248,280
Other	16,757	19,028	18,279
Total property, plant and equipment, net	289,763	317,866	322,867

Goodwill, net
Canada		33,391	27,187
United States		33,492	33,192
Other		3,367	3,367
Total goodwill		70,250	63,746

19  –

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, the Company entered into three advisory services agreements, two with companies controlled by two current members of the Board of Directors and one with a company controlled by a former senior officer of the Company. The advisory services include business planning and corporate finance activities, and qualify as related party transactions in the normal course of operations, which are measured at the exchange amount.

The agreements are effective through December 31, 2009, but each can be unilaterally terminated by the companies controlled by the Board members and the former senior officer, respectively, with a 30-day written notice. The agreements provided for monthly compensation beginning January 2008 in the amounts of $75,000 and CAD$100,000 per month for a minimum of at least three months. Beginning April 1, 2008, the Company’s financial commitment relating to the services of two of the three companies is $50,000 and CAD$100,000 per month and will remain in effect through December 31, 2009. Effective November 2008, the two companies controlled by the two current members of the Board of Directors each agreed to a 10% reduction in their monthly compensation.

In connection with these agreements, the Company recorded a charge amounting to approximately $2.1 million (nil in 2007) in its consolidated earnings for the year ended December 31, 2008 included under the caption selling, general and administrative expenses.

19 – RELATED PARTY TRANSACTIONS (Continued)

In addition to the monthly advisory services described above, the agreements provided for a fee to be paid to each of the companies in connection with the Company’s concluded 2007 shareholder rights offering, as described in Note 15. The aggregate fee paid to the companies in connection with the rights offering was $1,050,000 during the year ended December 31, 2007.

Finally, the advisory services agreements provide for an aggregate performance fee payable on July 1, 2010 based on the difference between the average price of the Company’s common shares for the ten trading days prior to July 1, 2010 on the TSX (the “Average Price”) and the Canadian offering price included in the Company’s 2007 rights offering of CAD$3.61, as described in Note 15, multiplied by an aggregate of 2.2 million, provided that the Average Price exceeds CAD$4.76. The advisory services agreements provide for a reduction in the performance fees in the event of an early termination of the agreements. As at December 31, 2008, the Company’s common share price on the TSX was CAD$1.09.

Effective December 31, 2008, the Company terminated the advisory service agreement with the company controlled by its former senior officer.

20  –

COMMITMENTS AND CONTINGENCIES

Commitments and Purchase Commitments

As at December 31, 2008, the Company had commitments aggregating to approximately $9.2 million through the year 2015 for the rental of offices, warehouse space, manufacturing equipment, automobiles, computer hardware and other assets.

Minimum lease payments for the next five years are $2.3 million in 2009, $1.8 million in 2010, $1.4 million in 2011, $1.4 million in 2012, $ 1.3 million in 2013 and $1.0 million thereafter.

Furthermore, in the course of the year ended December 31, 2008, the Company entered into several firm purchase commitments (the “Commitments”) for the purchase of raw material to be used and consumed in its various production processes. As at December 31, 2008, payments required with respect to these Commitments amounted to approximately $13.0 million, which are payable in 2009.

In accordance with GAAP, and since the Company did not enter into these Commitments for speculative purposes, these Commitments do not qualify as derivative financial instruments. As at December 31, 2008, the Company’s management examined the raw materials to be purchased under these Commitments and the related finished goods for a possible write-down to their net realizable value. Consequently, the Company recorded a non-cash charge, representing the write-down to net realizable value of these raw materials, in the amount of $2.3 million as described in Note 3.

Contingencies

The Company is party to claims and lawsuits which are being contested. In the opinion of management, the outcome of such claims and lawsuits will not have a material effect on the Company’s financial results and position.

21  –

FINANCIAL INSTRUMENTS

Financial Risk Management Objectives and Policies

The Company is exposed to various financial risks including: foreign exchange risk, interest rate risk, credit risk, liquidity risk and price risk resulting from its operations and business activities. The Company’s management is responsible for setting acceptable levels of risks and reviewing management activities as necessary.

The Company does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

Fair Value and Classification of Financial Instruments

As at December 31, 2008 and 2007, the classification of financial instruments, excluding derivative financial instruments designated as part of an effective hedging relationship, as well as their carrying amounts and respective fair values are as follows:

	2008
	Carrying amount			Fair value
	Held for trading	Loans and receivables	Other liabilities
	$	$	$	$
Financial assets
Cash	15,390			15,390
Trade receivables		75,467		75,467
Other receivables (1)		2,876		2,876
Loans to officers and directors		108		108
Total	15,390	78,451		93,841

Financial liabilities
Accounts payable and accrued liabilities			78,249	78,249
Senior subordinated notes			121,184	79,376
Other long-term debt			130,241	128,657
Total			329,674	286,282

21 – FINANCIAL INSTRUMENTS (Continued)

	2007
	Carrying amount			Fair value
	Held for trading	Loans and receivables	Other liabilities
	$	$	$	$
Financial assets
Cash	15,529			15,529
Trade receivables		91,427		91,427
Other receivables (1)		943		943
Loans to officers and directors		108		108
Total	15,529	92,478		108,007

Financial liabilities
Accounts payable and accrued liabilities			88,866	88,866
Senior subordinated notes			120,697	113,750
Other long-term debt			122,662	122,662
Total			332,225	325,278

(1)

Consists primarily of supplier rebates receivable.

The Company’s interest rate swap agreements and forward foreign exchange rate contracts carrying amounts and fair values were liabilities amounting to $2.6 million and $0.4 million as at December 31, 2008, respectively (a liability of $0.8 million as at December 31, 2007 representing the fair value of the interest rate swap agreements).

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

–

The fair value of trade receivables, other receivables, excluding income, sales and other taxes, and accounts payable and accrued liabilities is comparable to their carrying amount, given their short maturity periods;

–

The fair value of the loans to officers and directors could not be determined since the Company could not locate a financial instrument on the market having substantially the same economic characteristics;

–

The fair value of the senior subordinated notes has been determined based on available quoted market prices;

21 – FINANCIAL INSTRUMENTS (Continued)

–

Generally, in prior years there was no significant difference between the fair value and the carrying amount of other long-term debt given that the related loans bear interest at variable rates. However, in connection with the financial crisis, tightened liquidity and economic downturn, which unfolded in the latter part of 2008, similar debt instruments were issued to active market participants bearing significantly higher debt premiums. The Company was not able to identify similar debt instruments on the open market, including recently concluded transactions, having substantially the same terms and conditions, in order to adequately approximate the fair value of other long-term debt bearing interest at  variable rates. Accordingly, and in light of recent market conditions, the determination of the fair value of other long-term debt bearing interest at variable rates, namely the Company’s ABL, would have been a costly process, and thus, would likely exceed its related benefit. The terms and conditions of other long-term debt, including the Company’s ABL, are described in Note 14.

–

The fair values of the interest rate swap agreements and the forward foreign exchange rate contracts are estimated by obtaining quotes (marked to market) from the Company’s primary lender. The quoted prices generally reflect the estimated amount that the Company would receive (favourable) or pay (unfavourable) to settle these agreements and contracts at the balance sheet date.

The Company ensures, to the extent possible, that its valuation techniques and assumptions incorporate all factors that market participants would consider in setting a price and that it is consistent with accepted economic method for pricing financial instruments.

Income and expenses relating to financial assets and liabilities are as follows:

	Interest income
	2008	2007	2006
	$	$	$
Cash	209	604	276

	Bad debt expense (recovery)
	2008	2007	2006
	$	$	$
Trade receivables	(118)	(6)	384

	Interest expense calculated using the effective interest rate method
	2008	2007	2006
	$	$	$
Long-term debt	19,013	27,502	26,465

21 – FINANCIAL INSTRUMENTS (Continued)

	Other interest expense
	2008	2007	2006
	$	$	$
Long-term debt	385	935	1,284

Exchange Risk

The Company is exposed to exchange risk due to cash, trade receivables, other receivables, accounts payable and accrued liabilities, and long-term debt dominated in a currency other than the functional currency of the operating unit incurring the cost or earning the revenues, primarily the Canadian dollar and the Euro. As at December 31, 2008, financial assets and liabilities in foreign currency represent cash and trade receivables totalling CAD $22.3 million and Euro 7.0  million (CAD$22.7 million and Euro 4.2 million as at December 31, 2007); accounts payable and accrued liabilities totalling CAD$17.4 million and Euro 0.7 million (CAD$20.1 million and Euro 1.0 million as at December 31, 2007) and long-term debt totalling CAD$0.8 million and Euro 5.4 million (CAD$0.6 million and nil Euro as at December 31, 2007).

The following table details the Company’s sensitivity to a 10% strengthening of the Canadian dollar and the Euro, against the US dollar, and the related impact on other comprehensive income (loss). For a 10% weakening of the Canadian dollar and the Euro against the US dollar, there would be an equal and opposite impact on other comprehensive income (loss). As at December 31, 2008, everything else being equal, a 10% strengthening of the Canadian dollar and Euro, against the US dollar, would result as follows:

	December 31, 2008
	Canadian dollar	Euro
	USD$	USD$
Increase (decrease) in other comprehensive income (loss)	13,107	1,862

Similar fluctuations in the Canadian dollar and the Euro would not materially impact the Company’s net loss for the year. Accordingly, a sensitivity analysis has not been provided.

In November 2008, and in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of 36 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$40.0 million beginning in February 2009, at fixed exchange rates ranging from CAD$1.1826 to CAD$1.2808 to the US dollar. The forward foreign exchange rate contracts will mitigate foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.

21 – FINANCIAL INSTRUMENTS (Continued)

The details and conditions of these contracts and related anticipated purchases are as follows as at December 31, 2008:

Contract Series	Notional amount	Purchases’ amount	Settlement	Purchases’ period (month, 2009)	Foreign exchange rate (CAD$ to USD$)
	CAD$	CAD$	USD$		$
1	1,000,000 500,000 500,000	999,900 499,950 499,950	843,157 390,342 403,772	January	1.1859 1.2808 1.2382
2	1,444,500 722,250 722,250	1,444,300 722,150 722,150	1,218,305 563,915 583,650	February	1.1855 1.2806 1.2373
3	2,555,500 1,277,750 1,277,750	2,555,300 1,277,650 1,277,650	2,156,371 997,930 1,033,446	March	1.1850 1.2803 1.2363
4	1,000,000 500,000 500,000	999,900 499,950 499,950	844,154 390,586 404,818	April	1.1845 1.2800 1.2350
5	1,444,500 722,250 722,250	1,444,300 722,150 722,150	1,219,642 564,356 585,306	May	1.1842 1.2796 1.2338
6	2,555,500 1,277,750 1,277,750	2,555,300 1,277,650 1,277,650	2,158,193 998,710 1,036,633	June	1.1840 1.2793 1.2325
7	1,000,000 500,000 500,000	999,900 499,950 499,950	844,724 390,922 406,067	July	1.1837 1.2789 1.2312
8	1,444,500 722,250 722,250	1,444,300 722,150 722,150	1,220,363 564,797 587,066	August	1.1835 1.2786 1.2301
9	2,555,500 1,277,750 1,277,750	2,555,300 1,277,650 1,277,650	2,159,469 999,492 1,039,416	September	1.1833 1.2783 1.2292
10	1,000,000 500,000 500,000	999,900 499,950 499,950	845,153 391,197 406,993	October	1.1831 1.2780 1.2284
11	1,444,500 722,250 722,250	1,444,300 722,150 722,150	1,220,982 565,151 588,262	November	1.1829 1.2778 1.2276
12	2,555,500 1,277,750 1,277,750	2,555,300 1,277,650 1,277,650	2,160,748 1,000,039 1,041,280	December	1.1826 1.2776 1.2270

21 – FINANCIAL INSTRUMENTS (Continued)

Interest Rate Risk

The Company is exposed to interest rate risk through its long-term debt. The Company’s policy, to the extent possible, is to maintain most of its borrowings at fixed interest rates using interest rate swap agreements, when necessary.

The Company’s fixed rate senior subordinated notes are exposed to a risk of change in fair value due to changes in the underlying interest rates. The Company does not currently hold any derivative financial instruments to mitigate this risk.

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate ABL, described in Note 14. To mitigate this risk, during the year ended December 31, 2008, the Company entered into two interest rate swap agreements (the “Agreements”), designated as cash flow hedges. As at December 31, 2008, the terms of these Agreements are as follows:

	2008
	Notional amount	Settlement	Fixed interest rate paid (1)
	$		%
Agreement maturing in September 2011	40,000,000	Monthly	3.35
Agreement maturing in October 2009	30,000,000	Monthly	2.89

In 2007, and in connection with the Company term loan, described in Note 14, the Company entered into two interest rate swap agreements (the “Agreements”), designated as cash flow hedges. As at December 31, 2007, the terms of these Agreements were as follows:

	2007
	Notional amount	Settlement	Fixed interest rate paid (1)
	$		%
Agreement maturing in July 2010 (2)	50,000,000	Quarterly	4.27
Agreement maturing in July 2010 (2)	25,000,000	Quarterly	4.29

(1)

As at December 31, 2008, the effective interest rate on the $70.0 million ($75.0 million in 2007) hedged portion was 5.15% (8.28% in 2007) and the effective interest rate on the excess was 5.5% (9.16% in 2007)

(2)

In connection with the Company’s refinancing, described in Note 14, the Company settled its outstanding interest swap agreements. Accordingly, the Company recorded a charge of approximately $2.9 million in its consolidated earnings for the year ended December 31, 2008, included under the caption refinancing. This charge represents the cumulative change in fair value of these Agreements, previously recorded in the consolidated other comprehensive income (loss) for the year.

21 – FINANCIAL INSTRUMENTS (Continued)

The Company analyzes its interest rate exposure on an on-going basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on net loss of a defined interest rate shift.

As at December 31, 2008, the impact on the Company’s net loss of a 1.0% shift in interest rates, assuming all other variables remained the same, would be in an increase amounting to approximately $0.2 million. The Company’s interest rate swap agreements related to the ABL have been included in this calculation. Other comprehensive income (loss) would not materially change as a result of a similar shift in interest rates and consequently, no sensitivity analysis is provided.

Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Generally, the carrying amount reported on the Company’s consolidated balance sheet for its financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Financial assets that potentially subject the Company to credit risk consist primarily of the following: cash, trade receivables, other receivables, principally supplier rebates receivable, and derivative financial instruments.

Cash

Credit risk associated with cash is substantiality mitigated by ensuring that these financial assets are placed with major financial institutions that have been accorded investment grade ratings by a primary rating agency and qualify as credit worthy counterparties. Furthermore, for cash account balances in excess of $250,000, the Company only deposits such funds with American financial institutions that participate in the Federal Deposit Insurance Corporation (“FDIC”) under the program entitled the “Transaction Account Guarantee Program”. This program is scheduled to end on December 31, 2009. The Company performs an ongoing review and evaluation of the possible changes in the status and credit worthiness of its counterparties.

Derivative Financial Instruments

Credit risk related to derivative financial instruments is adequately controlled, as the Company enters into such agreements solely with large American financial institutions having suitable credit ratings and who have demonstrated sufficient liquidity at the peak of the credit crisis, which occurred in late 2008. The risk which the Company is exposed to in respect of derivative financial instruments is limited to the replacement costs of contracts at market prices and when these agreements result in a receivable from the financial institution in the event of a counterparty default.

21 – FINANCIAL INSTRUMENTS (Continued)

Trade Receivables

Credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process, reasonably short collection terms and the credit worthiness of its customers. The Company regularly monitors the credit risk exposures and takes steps to mitigate the likelihood of these exposures from resulting in actual losses. Allowance for doubtful accounts is maintained, consistent with the credit risk, historical trends, general economic conditions and other information and is taken into account in the consolidated financial statements.

The following table presents an analysis of the age of trade receivables and related balance as at December 31:

	2008	2007
	$	$
Current	74,749	90,130
30 – 60 days past due	683	770
61 – 90 days past due	306	843
Over 91 days past due	164	833
	75,902	92,576
Allowance for doubtful accounts	(435)	(1,149)
Balance	75,467	91,427

The Company makes estimates and assumptions in the process of determining the adequate allowance for doubtful accounts. Trade receivables outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade receivables are past due, the customer’s current ability to pay its obligation to the Company, historical results and the condition of the general economy and the industry as a whole. The Company writes-off trade receivables when they are determined to be uncollectible and any payments subsequently received on such trade receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is primarily calculated on a specific-identification of trade receivable accounts.

The following table presents a continuity summary of the Company’s allowance for doubtful accounts as at and for the year ended December 31:

	2008	2007
	$	$
Balance, beginning of year	1,149	6,457
Additions (reversals)	(131)	329
Write-offs	(583)	(5,637)
Balance, end of year	435	1,149

21 – FINANCIAL INSTRUMENTS (Continued)

Other Receivables

Credit risk associated with other receivables primarily relates to supplier rebates receivable. This risk is limited considering the Company’s diversified counterparties and geography. As at December 31, 2008, no single vendor accounted for over 5% of the total current assets.

The Company does not believe it is subject to any significant concentration of credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial liabilities and obligations as they become due. The Company is exposed to this risk mainly through its long-term debt, accounts payable and accrued liabilities and contractual commitments. The Company finances its operations through a combination of cash flows from operations and borrowings under its ABL.

Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies to ensure it has the necessary funds to fulfil its obligations for the foreseeable future.

The following table sets out the Company’s financial liabilities and capital lease obligations for the next five years and thereafter:

	Other long-term loans	Obligations under capital leases	Accounts payable and accrued liabilities	Total
	$	$	$	$
Current maturity	41	955	78,249	79,245
2010	1,201	721		1,922
2011	2,012	637		2,649
2012	2,016	574		2,590
2013	116,020	574		116,594
Thereafter	127,162	6,121		133,283
	248,452	9,582	78,249	336,283

Note 20 provides for additional information on the Company’s contractual commitments.

As at December 31, 2008, the Company’s unused availability under the ABL and available cash on hand amounted to $50.7 million.

21 – FINANCIAL INSTRUMENTS (Continued)

Price Risk

The Company‘s price risk arises from changes in its oil-derived raw material prices, which are significantly influenced by the fluctuating underlying crude oil markets. The Company’s objectives in managing its price risk are threefold: i) to protect its financial result for the period from significant fluctuations in raw material costs, ii) to anticipate, to the extent possible, and plan for significant changes in the raw material markets and iii) to ensure sufficient availability of raw material required to meet the Company’s manufacturing requirements. To manage its exposure to price risks, the Company closely monitors current and anticipated changes in market prices and develops pre-buying strategies and patterns, and seeks to adjust its selling prices when market conditions permit. Historical results indicate management’s ability to rapidly identify fluctuations in raw material prices and, to the extent possible, incorporate such fluctuations in the Company’s selling prices.

As at December 31, 2008, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in an increase of $26.0 million in the Company’s net loss for the year. A similar decrease of 10% will have the opposite impact. No material impact is expected on other comprehensive income.

Capital Management

The Company’s primary objectives when managing capital are i) to provide adequate return to its shareholders, ii) minimize, to the extent possible, the risks associated with its shareholders’ investment in the Company, iii) safeguard the Company’s ability to continue as a going concern and iv) provide financial capacity and flexibility to meet strategic objectives and growth.

The capital structure of the Company consists of cash, debt and shareholders’ equity. A summary of the Company’s capital structure is as follows as at December 31:

	2008	2007
	$	$
Cash	15,390	15,529
Debt	251,425	243,359
Shareholders’ equity	248,341	360,010

The Company manages its capital structure in accordance with its expected business growth, operational objectives and underlying industry, market and economic conditions. Consequently, the Company will determine, from time to time, its capital requirements and will develop accordingly a plan to be presented and approved by its Board of Directors. The plan may include the repurchase of shares, the issuance of shares, the payment of dividends and the issuance of new debt or the refinancing of existing debt agreements.

In meeting its principal objective to provide adequate return to its shareholders, the Company undertakes measures to maintain and grow its adjusted EBITDA over the years. Such measures include the introduction of new products and penetration to new markets and market niches.

21 – FINANCIAL INSTRUMENTS (Continued)

The Company monitors its capital by reviewing its credit ratings as determined by independent agencies and evaluating various financial metrics. These metrics, which are provided to and used by the Company’s key management personnel in their decision making process, consisting of the following for the trailing twelve months ended December 31:

	2008	2007
	$	$
Adjusted EBITDA	39,081	74,815
Interest expense	18,114	24,489
Debt	251,425	243,359
Internal financial ratios
Debt to adjusted EBITDA	6.43	3.25
Adjusted EBITDA to interest expense	2.16	3.06

Debt represents the Company’s long-term and related current portion borrowings. The Company defines adjusted EBITDA as net loss before: i) income taxes (recovery); ii) financial expenses, net of amortization; iii) refinancing expense, net of amortization; iv) amortization of other intangibles and capitalized software costs; v) depreciation; vi) manufacturing facility closures, restructuring, strategic alternatives and other charges; and vii) impairment of goodwill. Interest expense is defined as the total interest expenses incurred net of any interest income earned during the year.

During 2008, the Company's strategy, which was unchanged from 2007, primarily consisted of maintaining a debt to adjusted EBITDA ratio not exceeding 4.0 to 1.0. The Company was in compliance with this internal target and metric prior to the financial crisis and economic downturn which occurred in the latter part of 2008. The Company believes that the monitoring and evaluation of these internal metrics and ratios are consistent with its capital management objectives.

The Company is subject to an external covenant in connection with its ABL. Subject to the unused availability under the ABL declining below $25.0 million, the Company must remain in compliance with a fixed charge coverage ratio of at least 1.0 to 1.0 (the “Ratio”). The Ratio is computed as a function of Adjusted EBITDA to Fixed charges as defined in the Company’s credit agreement as follows:

–

Adjusted EBITDA is defined as EBITDA adjusted for cash and non-cash payments and expenses, regardless to their inclusion or omission from the determination of net earnings for the year in connection with pension and post-retirement benefits, environmental matters, capital expenditures, distributions, advisory services, taxes and intercompany investments and loans;

–

Fixed charges are defined as the aggregate of interest expense, principal repayments and amortization of the value assigned to machinery and equipment in the borrowing base of the ABL.

As at December 31, 2008, the Company was not required to comply with this Ratio given that the remaining availability on its ABL exceeded $25.0 million, as described in Note 14.

21 – FINANCIAL INSTRUMENTS (Continued)

The Company monitors its compliance with external covenants on an ongoing basis, which are reviewed quarterly with its Board of Directors.

The Company is not subject to any other externally imposed capital requirements.

22  –

DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP. The differences relating to measurement and recognition are explained below, along with their effect on the Company’s consolidated statements of earnings and consolidated balance sheets. Certain additional disclosures required under US GAAP have not been provided, as permitted by the United States Securities and Exchange Commission.

(a)

Net loss and loss per share

The adjustments necessary to comply with US GAAP would be as follows:

	2008	2007	2006
	$	$	$
Net loss in accordance with Canadian GAAP	(92,799)	(8,393)	(166,693)
Foreign exchange gain resulting from the reduction in net investment in a foreign subsidiary (Note 22(k))	(899)
Net loss in accordance with US GAAP	(93,698)	(8,393)	(166,693)

Loss per share in accordance with US GAAP
Basic	(1.59)	(0.19)	(4.07)

Diluted	(1.59)	(0.19)	(4.07)

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

22 - DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA (Continued)

(b)

Consolidated balance sheets

The adjustments to comply with US GAAP would be as follows:

				2008				2007
	As per Canadian GAAP	Adjustments		As per US GAAP	As per Canadian GAAP	Adjustments		As per US GAAP
	$	$		$	$	$		$
Assets
Other assets	22,364	(8,737)	(d)	17,443	23,176	(8,274)	(d)	21,020
		3,816	(f)			6,118	(f)
Future income tax assets	47,067	8,353	(d)	55,420	53,990	3,861	(d)	58,111
						260	(f)

Liabilities
Pension and post-retirement benefits	9,206	13,839	(d)	23,045	9,765	2,162	(d)	11,927
Long-term debt[1]	251,425	3,816	(f)	255,241	243,359	6,821	(f)	250,180
Shareholders’ equity
Deficit	(160,533)	(899)	(k)	(161,432)	(67,482)	(443)	(f)	(67,925)
Accumulated other comprehensive income	32,552	(14,223)	(d)	18,329	67,462	(6,575)	(d)	60,887

The other differences in presentation that would be required under US GAAP to the consolidated balance sheets, other than as disclosed below, are not viewed as significant enough to require further disclosure.

22 - DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA (Continued)

(c)

Consolidated cash flows

Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items to be included in the consolidated statements of cash flows. US GAAP does not permit this subtotal to be presented.

(d)

Employee future benefits

Effective December 31, 2006, the Company adopted SFAS 158, “Accounting for defined benefit plans and other post-retirement benefits – an amendment of FASB Statements No. 87, 88, 106 and 132 (R)”. This standard requires an employer to recognize the over-funded or under-funded status of defined benefit post-retirement plans as an asset or liability in its balance sheet and to recognize changes in that status in the year in which the change occurs through other comprehensive income (loss). The standard does not change the accounting for the Company’s defined contribution plans.

The following table presents the effect of applying this statement on individual line items in the consolidated balance sheet as at December 31:

	2008	2007
	$	$
Other assets	(8,737)	(8,274)
Future income tax assets	8,353	3,861
Total assets	(384)	(4,413)

Pension and post-retirement benefits	13,839	2,162
Accumulated other comprehensive income	(14,223)	(6,575)
Total liabilities and shareholders’ equity	(384)	(4,413)

(e)

Employee future benefits – minimum liability

Prior to the adoption of SFAS 158 at December 31, 2007, the provisions of SFAS 87, “Employers’ Accounting for Pensions”, required the Company to record an additional minimum pension liability for plans where the accumulated benefit obligation exceeded plan assets’ fair value. With regards to these plans, an intangible asset was recorded up to the extent of unrecognized past service costs. The balance was recorded net of income tax in consolidated other comprehensive income (loss). There were no such requirements under Canadian GAAP.

22 - DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA (Continued)

(f)

Deferred debt issue expenses

In accordance with Canadian GAAP, described in Note 2, the debt issue expenses are classified against the related long-term debt, with the exception of debt issue expenses incurred in connection with a line of credit or a revolving debt, such as the Company’s ABL, and are subsequently amortized using the effective interest method. Prior to January 1, 2007, the long-term debt was measured at cost and the related debt issue expenses were included in the Company’s consolidated balance sheets under the caption other assets and were amortized on a straight-line basis over the term of the related long-term debt. There was no significant difference in the amortization expense resulting from the application of the straight-line and effective interest methods prior to the application of the new standards on January 1, 2007 or subsequent thereto. In addition, as a result of the application of the new accounting policies, the Company recorded a decrease to the opening deficit as at January 1, 2007 in the amount of $0.4 million representing the cumulative difference between the two amortization methods.

Under U.S. GAAP, such costs are recorded separately within other assets on the Company’s consolidated balance sheets. Consequently, the debt issue expenses, incurred in connection with the Company’s senior subordinates notes, have been reclassified to other assets for US GAAP purposes.

(g)

Interest rate swap agreements

Prior to January 1, 2007, under Canadian GAAP, the Company did not record the fair value of the interest rate swap agreements nor the changes in fair value thereof on the consolidated balance sheet and other comprehensive income (loss), respectively. However, such adjustments were required under US GAAP.

(h)

Consolidated comprehensive income (loss)

The following table presents consolidated comprehensive income (loss) per US GAAP:

	2008	2007	2006
	$	$	$
Net loss in accordance with US GAAP	(93,698)	(8,393)	(166,693)
Accumulated currency translation adjustments (1)	(32,644)	31,824	2,311
Reduction in a net investment in a foreign subsidiary (Note 22 (k))	899
Minimum pension liability adjustment, net of tax (Note 22 (e))			2,002
Pension and post-retirement benefits (Note 22 (d))	(7,648)	2,723
Adjustments for fair value of interest rate swap agreements, net of tax (Note 22(g)) (1)		(1,641)	206
Consolidated comprehensive income (loss)	(133,091)	24,513	(162,174)

(1)

The accounting for accumulated currency translation adjustments and the fair value of interest rate swap agreements are not a difference between Canadian GAAP and US GAAP. In connection with the latter, no difference exists since January 1, 2007.

22 - DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA (Continued)

(i)

 Accounting for Uncertainty in Income Tax Positions

In July 2006, FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Tax Positions” (“FIN 48”) introducing recognition and measurement criteria for income tax positions. An income tax position is a position taken in a filed tax return or a position that will be taken in a future tax return which has been reflected in the recognition and measurement of income or deferred tax assets or liabilities. Under the provisions of FIN 48, a tax position must be evaluated using a more likely than not recognition threshold based on the technical merits of the position and can only be recognized if it is more likely than not that this position will be sustainable on an audit by the taxation authorities. If the position does not meet this threshold, no amount may be accrued. Additionally, the recognized tax position will be measured at the largest amount that is greater than 50 % likely to be realized on settlement. The adoption of FIN 48 had no impact on the Company’s consolidated financial statements.

(j)

Fair Value Option for Financial Assets and Liabilities

During the year ended December 31, 2008, FASB Statement No. 159 “The Fair Value Option for Financial Assets and Liabilities” (“FAS 159”) became effective for the Company. FAS 159 provides an entity the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. The Company elected not to adopt FAS 159 and thus, there is no impact on the Company’s consolidated financial statements.

(k)

Reduction in Net Investment of Foreign Subsidiary

In the course of the year ended December 31, 2008, and in accordance with Canadian GAAP, the Company reclassified, from consolidated accumulated other comprehensive income to its consolidated earnings, a foreign exchange gain amounting to $0.9 million as a result of the partial repayment of notes (the ”Notes”) previously advanced to one of the Company’s foreign self-sustaining operations (the “Subsidiary”). This repayment ultimately reduced the Company’s net investment in this Subsidiary. Initially, these Notes were designated as part of the Company’s net investment in this Subsidiary. Accordingly, related foreign exchange gains and losses were included as a separate component of consolidated accumulated other comprehensive income. In accordance with Canadian GAAP, and as a result of the partial repayment, a proportionate amount of the foreign exchange gains and losses accumulated in the separate component of accumulated other comprehensive income were recognized in net loss for the year.

Under U.S. GAAP, similar recognition in consolidated earnings is only permitted upon the sale or complete or substantial liquidation of a company’s investment in the Subsidiary. Accordingly, under U.S. GAAP the reclassification from consolidated accumulated other comprehensive income to consolidated earnings is reversed.

23  –

SIGNIFICANT NEW ACCOUNTING PRONOUNCEMENTS UNDER US GAAP

Business Combinations

In December 2007, FASB issued Financial Accounting Standard No. 141(R), "Business Combinations" ("SFAS 141(R)”). The standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, how goodwill or a gain from a bargain purchase option is recognized and measured in a business combination, and outlines disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of a business combination. SFAS 141(R) outlines that the acquisition date fair value is the measurement objective for all assets acquired and liabilities assumed. SFAS 141(R) requires that all acquisition related and restructuring costs be charged to earnings and requires contingent consideration to be recognized at its fair value on the date of acquisition. Certain contingent consideration arrangements will result in fair value changes being recognized in earnings until settled. This statement eliminates adjustments to goodwill for changes in deferred tax assets and uncertain tax positions after the acquisition accounting measurement period (limited to one year from the date of acquisition). Finally, business combinations related costs will be charged to earnings as incurred. SFAS 141(R) is effective prospectively for acquisitions that occur on or after January 1, 2009. The Company expects the adoption of SFAS 141(R) to affect its consolidated financial statements and any underlying business combinations subsequent to January 1, 2009.

Useful Life of Intangible Assets

In April 2008, FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142. The purpose of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. Accordingly, entities are required to disclose information for a recognized intangible asset that enables users of the financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entities intent and/or ability to renew or extend the arrangement. For the Company, FSP No. 142-3 is effective January 1, 2009. The Company does not expect the adoption of FSP No. 142-3 to have a significant impact on its consolidated financial statements.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, Statement of Financial Accounting Standard No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162") was issued, which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. FASB does not expect this standard to change current practice. SFAS 162 will become effective 60 days following the Security and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The Company does not expect the adoption of SFAS 162 to have a material impact on its consolidated financial statements.

23 – SIGNIFICANT NEW ACCOUNTING PRONOUNCEMENTS UNDER US GAAP (Continued)

Fair Value Measurement

In September 2006, in an effort to increase consistency and comparability in fair value measurements, the FASB issued Statement No.157, "Fair Value Measurement", which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new instruments to be recognized at fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

In February 2008, the FASB issued FASB Staff Position FAS 157-2 “Effective date of FASB statement No. 157”, to provide a one-year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in financial statements at fair value on a recurring basis. For non-financial assets and non-financial liabilities subject to the deferral, the effective date of SFAS 157 is postponed to fiscal year beginning after November 15, 2008 and to interim periods within those fiscal years. The Company does not expect that the adoption of SFAS No. 157 will have a material impact on its consolidated financial statements.

Footnotes

1 Includes amount presented under the caption installments on long-term debt on the Company’s consolidated balance sheet as at December 31, 2008 and 2007.